UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☒ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

SimpleX Chat, Inc.

Legal status of Issuer:

    Form:

    C-Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    2/2/2026

Physical Address of Issuer:

800 North King Street, Wilmington, DE 19801

Website of Issuer:

https://simplex.chat

Is there a co-issuer? __X_ yes ____ no.

Name of Co-Issuer:

SimpleX Chat I, a series of Wefunder SPV, LLC

Legal status of Co-Issuer:

 Form:

 Series Limited Liability Company

 Jurisdiction of Incorporation/Organization:

 Delaware

 Date of Organization:

 07/28/2026

Physical Address of Co-Issuer:

 1887 Whitney Mesa Dr
 NUM 8885
 Henderson, NV 89014

Website of Co-Issuer:

www.wefunder.com

Name of Co-Issuer:

SimpleX Chat EB I, a series of Wefunder SPV, LLC

Legal status of Co-Issuer:

 Form:

 Series Limited Liability Company

 Jurisdiction of Incorporation/Organization:

 Delaware

 Date of Organization:

 07/28/2026

Physical Address of Co-Issuer:

1887 Whitney Mesa Dr
NUM 8885
Henderson, NV 89014

Website of Co-Issuer:

www.wefunder.com

Name of Intermediary through which the Offering will be Conducted:

Wefunder Portal LLC

CIK Number of Intermediary:

0001670254

SEC File Number of Intermediary:

007-00033

CRD Number of Intermediary:

283503

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

6% of the offering amount upon a successful closing, including any third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

No

Type of Security Offered:

Simple Agreement for Future Equity (SAFE)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Each dollar invested will represent a membership interest in the applicable Co-Issuer, and the gross proceeds will be used by the Co-Issuer to purchase a corresponding amount interest in SAFE.

Target Offering Amount:

$50,000.00

Oversubscriptions Accepted:

☒ Yes ☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other: As determined by the Issuer

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000.00

Deadline to reach the Target Offering Amount:

4/30/2027

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end*	Prior fiscal year-end*
Total Assets	$1,719,309.00	$1,575,920.00
Cash & Cash Equivalents	$253,676.00	$585,805.00
Accounts Receivable	$0.00	$0.00
Current Liabilities	$32,263.00	$11,101.00
Non-Current Liabilities	$1,542,000.00	$1,542,000.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income/(Loss)	($10,759)	($26,630)

     * Financial statements represent results of the Issuer's wholly owned subsidiary SimpleX Chat LTD., which pre-exists the Issuer.

The jurisdictions in which the Issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, GU, PR, VI

**SimpleX Chat, Inc.**

**August** 4**, 2026**

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than Wefunder Portal LLC (the "**Intermediary**") has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "Investors" or "you". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ

materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer (also referred to as the "**Company**") is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Simple Agreement for Future Equity (SAFE) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $100 and the Maximum Individual Purchase Amount is $50,000. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle organized pursuant to Rule 3a-9 of the Investment Company Act of 1940 (each, an "**SPV**"). The SPV will invest all amounts it receives from investors in the Securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 30, 2027 (the "**Offering Deadline**"). If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

The offering price for the Securities offered pursuant to this Form C has been determined subjectively by the Company, based on market comparisons (other early stage startups and social media/communication networks), the Company and its predecessors' past financing (issuing SAFEs at a $20,000,000 post-money valuation cap) and monthly active users growth (14x), and does not necessarily bear any relationship to the Company's book value, assets, or earnings. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the Securities.

An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline, or an earlier offering deadline announced per the terms of this Form C.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV(s), which will then issue interests in the respective SPV to investors. SPV(s) were formed on 07/28/2026, prior to the filing of the Form C. Given this, the SPV does not have any financials to report.

The SPV is managed by Wefunder Admin, LLC, an affiliate of the Intermediary, and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. Notwithstanding the foregoing, each investor may agree to proxy certain management and control rights to a "Lead Investor" as more fully described on the Intermediary's platform and the Deal Page.

While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of an SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

The Deal Page

For a description of our business and our business plan, please refer to the attached Exhibit A, Business Description & Plan and on the Issuer's profile page on the Intermediary's website under https://wefunder.com/simplex.chat (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page, a copy of which has been provided as Exhibit H to this Form C.

Material Changes

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

The Securities

You will purchase an interest in an applicable SPV, please see Exhibits B-1 and B-2 for the SAFE instruments those SPVs may purchase, and Exhibit E, Co-Issuer Terms and Disclosures. The main terms of the SAFEs are provided below.

Not Currently Equity Interests

The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Dividends and/or Distributions

The Securities are not entitled to dividends or distributions. If converted to shares of the Company's capital stock, dividends and distributions will be routed through the SPV, using the Intermediary's

payment system, Wefunder Cash, or some other method chosen by Wefunder Admin, LLC. No such dividends or distributions are assured.

Conversion

The SAFEs provide Investors the right to Preferred Stock in the Company ("**Preferred Stock**") via the SPV, SimpleX Chat I, a series of Wefunder SPV, LLC, when and if the Company sponsors an equity offering that involves Preferred Stock, on the standard terms offered to other Investors.

Conversion Upon an Equity Financing Event

Based on the SAFEs, when the Company engages in an offering of equity interests involving Preferred Stock, Investors will receive a number of shares of Preferred Stock calculated using the method that results in the greater number of Preferred Stock:

(a) the total value of the Investor's investment, divided by the price of Preferred Stock issued to new Investors;

OR

(b) if the valuation for the company is more than $45,000,000.00 (the "**Valuation Cap**"), the amount invested by the Investor divided by the quotient of the Valuation Cap divided by the total amount of the Company's capitalization at that time.

Lower Valuation Cap

For investors up to the first $450,000.00 of the Securities issued, investors will beneficially receive a valuation cap of $40,000,000.00 via the SPV, SimpleX Chat EB I, a series of Wefunder SPV, LLC.

Additional Terms of the Valuation Cap

For purposes of option (b) above, the Company's capitalization is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

• Includes all shares of Capital Stock issued and outstanding;

• Includes all Converting Securities;

• Includes all (i) issued and outstanding Options and (ii) Promised Options; and

• Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Conversion Upon a Liquidity Event

If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving Preferred Stock, Investors will receive:

• proceeds equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

Liquidity Priority

In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(a) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(b) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(c)   Senior   to   payments   for   Common   Stock.

Dissolution

In the event of a liquidation event, the Securities will be entitled to a return of their principal amount or such amount as if they were converted to shares of common stock of the Issuer, whichever results in a greater amount.

Termination

The Securities terminate upon their conversion to shares of capital stock of the Issuer or the setting aside of funds per their liquidation terms and conditions.

Voting and Control

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy is in effect.

The SPV securities have voting rights. With respect to those voting rights, the investor, through a power of attorney granted in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "**Proxy**") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

Other Material Terms

The Company has not yet authorized Preferred Stock, which Investors in the SAFE (if converted) may receive. Preferred Stock has liquidation preference over Common Stock. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

How the Terms of the Securities May Be Modified

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

(a) the Investor or

(b) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Wefunder Portal may amend the terms of an investment contract with the consent of the Issuer, provided that the amended terms are more favorable to the investor than the original terms.

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

COMMISSION AND FEES

Cash Commission

6% of the offering proceeds raised upon a successful closing, including any third party expenses the Intermediary pays or incurs on behalf of the Issuer in connection with the offering, is payable to Wefunder Portal.

Other Compensation

The Intermediary does not hold any direct or indirect interest in the Issuer, nor is there any arrangement for the Intermediary to acquire such an interest.

RISK FACTORS

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

Risks Related to the Issuer's Business and Industry

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Risks Related to the Offering

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Risks Related to the Securities

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

The Issuer is substantially dependent on the services of its founder and Chief Executive Officer, Evgeny Poberezkin, who currently serves as the sole director and officer of the Issuer and holds approximately 84.6% of the Issuer's outstanding voting power. The Issuer currently has only two employees. The loss, incapacity, or departure of Mr. Poberezkin could materially and adversely affect the Issuer's ability to conduct its operations, execute its business plan, and maintain key relationships. There can be no assurance that the Issuer would be able to identify or retain a suitable replacement on acceptable terms, or at all. Investors should consider the risks associated with this concentration of operational and managerial responsibility in a single individual.

The Issuer's CEO and controlling stockholder, Evgeny Poberezkin, serves simultaneously as the sole Director of SimpleX Chat Ltd, the Issuer's wholly owned subsidiary, and as President of SimpleX Network Foundation, a Delaware non-stock corporation. SimpleX Chat Ltd and the Foundation are parties to the SimpleX Network Consortium Agreement (https://simplexnetwork.org/simplex_network_consortium_agreement.pdf), which Mr. Poberezkin executed on behalf of both parties. These dual roles may create conflicts of interest in the negotiation, execution, and ongoing administration of the Consortium Agreement and any future transactions between the Issuer's subsidiary and the Foundation. While the Board of the Issuer has reviewed and approved the Consortium Agreement, there can be no assurance that the terms of the Consortium Agreement, or any future related party transactions, will be as favorable to the Issuer as those that could have been obtained in arm's-length negotiations with unaffiliated third parties. See "Transactions with Related Persons and Conflicts of Interest."

The SimpleX Network Consortium Agreement is part of the Issuer's strategy to broaden adoption of, and build public trust in, the SimpleX Network by making its protocol openly available, as an Internet standard. Under this agreement, SimpleX Chat Ltd has licensed the SimpleX Network protocol specifications on perpetual and irrevocable open-source terms that survive any change in the ownership or corporate structure of the Issuer or its subsidiary, and has licensed the SimpleX Chat trademark, SimpleX Network service mark, and associated logos subject to the SimpleX trademark policy. SimpleX Chat Ltd retains the right to commercially license, sell, or otherwise exploit its intellectual property, including through proprietary or dual-licensing arrangements, and holds a veto over all Governing Decisions under the Agreement. While the Issuer intends for this open approach to increase the distribution, adoption, and competitiveness of the SimpleX Network, there is a risk that it may in some cases have the opposite effect: because the protocol specifications and related intellectual property are available to third parties, including potential competitors, the arrangement may inadvertently limit the Issuer's ability to differentiate its products, to restrict competitors' access to the underlying technology, or to monetize its intellectual property in certain areas. Prospective Investors should weigh this potential effect against the intended strategic benefits of the arrangement.

The Issuer conducts its operations primarily through its wholly owned subsidiary, SimpleX Chat Ltd, a private limited company incorporated in England and Wales. As a result, the Issuer is subject to risks associated with international operations, including changes in foreign regulatory requirements, tax laws and treaties, currency exchange rate fluctuations, and differing legal standards. The Issuer's ability to repatriate funds from its subsidiary, manage cross-border intellectual property rights, and comply with both U.S. and UK legal and regulatory requirements may be subject to uncertainty and additional costs. Changes in the laws or regulations of either jurisdiction, including with respect to data privacy, taxation, or corporate governance, could have a material adverse effect on the Issuer's business, financial condition, and results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company develops communication software (SimpleX Network) enabling peer-to-peer communications with a focus on user sovereignty, privacy and security. No product revenue; funded by user donations. Subsidiary SimpleX Chat Ltd operates in the UK.

On or about April 24, 2026, the shareholders of SimpleX Chat Ltd., agreed to exchange their ordinary shares for common shares issued by SimpleX Chat, Inc., via a share exchange agreement entered into by and between the Company and each such shareholder; the holders of SAFEs issued by SimpleX Chat Ltd., agreed to allow for their instruments to be assigned to SimpleX Chat, Inc., resulting in all interest holders of SimpleX Chat Ltd., becoming interest holders in SimpleX Chat, Inc., and making SimpleX Chat Ltd., a wholly owned subsidiary of SimpleX Chat, Inc.

The Issuer was incorporated on February 2, 2026 in Delaware and is headquartered at 800 North King Street, Wilmington, DE 19801. The Issuer's website is https://simplex.chat.

Business Plan

For a description of our business and our business plan, please refer to the attached Exhibit A, Business Description & Plan.

The proceeds will be used to hire 2-3 additional team members, fund product development including the browser messaging stack, publisher tools, and interactive widget framework, and to fund operations. Infrastructure costs are expected to decrease as server operations are transitioned to independent network operators. Currently the infrastructure costs are also reducing due to ongoing migration of servers operated by the Company to subsidized infrastructure.

The company plans to reach break-even from revenue generated by public names, business services and Community Credits. The company's growth depends on investment funding until revenue exceeds expenditures.

The Issuer's Products and/or Services

The Company develops communication software for the SimpleX Network, which includes servers and client application SimpleX Chat for multiple platforms (mobile iOS and Android, desktop Windows, Mac, and Linux), that enables p2p communications over the network, with the focus on users' sovereignty, privacy and security.

Customer Base

The Company estimates that as of June 30, 2026 its application SimpleX Chat has approximately 430,000 monthly active users across all platforms. In total, SimpleX Chat app was downloaded over 2.5 million times. There is no single geographic location for the app users and they are distributed around the world. The Company software is also used by multiple businesses to provide customer support (the Company's estimate based on web search and social media is 50-100 businesses, these are free users at the moment, and Company plans to offer them a paid product), by public communities, and by software developers to develop chat-based applications and services. The Company estimates that there are approximately 1,000 of user-run servers in SimpleX Network.

Intellectual Property

The Company via its subsidiary holds SimpleX and SimpleX Chat trademarks, various domain names some of which are used in its operation, and software it develops.

Governmental/Regulatory Approval and Compliance

With regards to software development, the Company is unaware of any licensing or regulatory requirements it or its business is subject to. With regards to operating network infrastructure of SimpleX Network, the Company together with its predecessor, sought and obtained legal advice on potentially applicable regulations in the US, EU, and the UK, and based on this advice believes that as of the date of this Form C, its business is materially compliant with any applicable regulations. The Company will seek competent counsel, from time to time, as its business and services develop and as regulations evolve.

Litigation

There is no known litigation, threatened or otherwise against the Issuer.

USE OF PROCEEDS

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6.0%	$3,000	6.0%	$74,100
General Operating, Marketing and Legal Expenses / Product Development / Runway	94.0%	$47,000	43.7%	$540,000
Hiring (2-3 team members)	—	—	35.6%	$440,000
Operations	—	—	14.7%	$180,900
Total	**100%**	**$50,000**	**100%**	**$1,235,000**

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Evgeny Poberezkin	CEO (joined 2021)	For three years of business experience, refer to Exhibit D: Director & Officer Work History.	1. Samara State University Master of Science degree with distinction, Mechanical Engineering and Applied Mathematics. 1989-1995 2. The London School of Economics and Political Science (LSE): Completed 1 of 2 years towards MSc Finance degree. 2010-2011

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

Outstanding   *Capital*   *Stock*

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Authorized	20,000,000
Amount Outstanding	10,278,549
Par Value Per Share	$0.0001

Type	Common Stock
Voting Rights	Yes
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted.

The Company has not yet authorized Preferred Stock, which Investors in the SAFE (if converted) may receive. Preferred Stock has liquidation preference over Common Stock.

Outstanding Options, SAFEs, Convertible Notes, Warrants

Type	SAFEs
Principal Amount Outstanding	$250,000 **($5,000,000 Valuation Cap)**
Voting Rights	None.
Anti-Dilution Rights	None.
Type	**SAFEs**
Principal Amount Outstanding	$1,292,000 **($20,000,000 Valuation Cap)**
Voting Rights	None.
Anti-Dilution Rights	None.
Type	**SAFEs**
Principal Amount Outstanding	$97,500 **($40,000,000 Valuation Cap)**

Type	SAFEs
Voting Rights	None.
Anti-Dilution Rights	None.
Material terms	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the securities issued pursuant to Regulation CF.

The Issuer intends to continue offering SAFEs on similar terms to accredited investors concurrently to accredited investors pursuant to Regulation D, Rule 506(c).

Type	Options
Shares Reserved under Equity Incentive Plan	2,000,000
Awards Outstanding	800,583
Par Value Per Share	$0.0001
Voting Rights	None.
Anti-Dilution Rights	None.
Material terms	The Issuer may issue additional equity awards at a later date. The issuance of such additional equity awards may be dilutive, and could adversely affect the value of the securities issued pursuant to Regulation CF.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Loan
Creditor	Evgeny Poberezkin

Type	Loan
Amount Outstanding	$32,263.00
Interest Rate and Amortization Schedule	0.0% per annum
Description of Collateral	None.
Other Material Terms	The Company has authorized expenses and compensations to the director for the incurred expenses that were paid totaling $32,263 as of December 31st, 2025. This liability has no maturity date and bears no interest.
Maturity Date	None (no maturity date)
Date Entered Into	March 31, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power) (fully diluted)
Evgeny Poberezkin	Common	84.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are provided in Exhibit C, Financial Statements.

Cash and Cash Equivalents

As of July 4, 2026, we had cash and cash equivalents of approximately $373,000. This amount includes cryptocurrencies held by the Issuer's 100% owned subsidiary SimpleX Chat Ltd at the rates on July 4, 2026. Such cryptocurrencies are held for treasury purposes and may be subject to volatility.

Based on our current operations, we have a monthly net cash burn of approximately $30,000, which reflects the Issuer's current operating run-rate and may differ from historical periods due to changes in operating expenses, including infrastructure costs and personnel. Based on this burn rate, the Issuer has at least 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

As of the date of the financial statements included in this offering statement, we had cash and cash equivalents of approximately $772,708, which includes cryptocurrencies held by the Issuer's 100% owned subsidiary SimpleX Chat Ltd valued at the rates on December 31, 2025. Such cryptocurrencies are held for treasury purposes and may be subject to volatility. The cash and cash equivalents figure of $253,676 reported in the financial summary table above excludes cryptocurrency holdings; the difference between that figure and the approximately $772,708 reported herein is attributable to the value of such cryptocurrency holdings as of December 31, 2025.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Capital Expenditures and Other Obligations

On December 31, 2025 the Company via its subsidiary holds computer equipment valued at $2,757 net of accumulated amortization. The Company does not plan any substantial capital expenditures, and has no capital obligations.

Valuation

The offering price for the Securities offered pursuant to this Form C has been determined subjectively by the Company, based on market comparisons (other early stage startups and social media/communication networks), the Company and its predecessors' past financing (issuing SAFEs at a $20,000,000 post-money valuation cap) and monthly active users growth (14x), and does not necessarily bear any relationship to the Company's book value, assets, or earnings. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the Securities.

Trends and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Material Changes and Other Information

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Previous   Offerings   of   Securities

We   have   made   the   following   issuances   of   securities   within   the   last   three   years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE	$1,292,000	N/A	General operations, product development	06/2023	4(a)(2), Regulation S
SAFE	$97,500	N/A	General operations, product development	05/2026	Regulation D

The June 2023 SAFE offering was raised by the Company's predecessor entity.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Issuer has conducted the following transactions with related persons:

Name: Evgeny Poberezkin; Relationship: CEO; Transaction type: Loan; Amount: $32,263.00; Interest rate: 0.0% per annum; Outstanding: Yes.

On July 1, 2026, SimpleX Chat Ltd, the Issuer's wholly owned subsidiary, entered into the SimpleX Network Consortium Agreement with SimpleX Network Foundation, a Delaware non-stock corporation. Evgeny Poberezkin, the Issuer's CEO and controlling stockholder, serves as the sole Director of SimpleX Chat Ltd and as President of the Foundation.

The SimpleX Network Consortium Agreement is part of the Issuer's strategy to broaden adoption of, and build public trust in, the SimpleX Network by making its protocol openly available, as an Internet standard. Under this Agreement, SimpleX Chat Ltd has licensed the SimpleX Network protocol specifications on perpetual and irrevocable open-source terms that survive any change in the ownership or corporate structure of the Issuer or its subsidiary, and has licensed the SimpleX Chat trademark, SimpleX Network service mark, and associated logos subject to the SimpleX trademark policy. SimpleX Chat Ltd retains the right to commercially license, sell, or otherwise exploit its Licensed IP, including through proprietary or dual-licensing arrangements, and holds a veto over all Governing Decisions under the Agreement. No cash or other consideration passes between the parties; the intellectual property is licensed on the same open-source terms under which it was already publicly available. The Board of the Issuer approved the transaction, determining it to be entirely fair as to both fair dealing and fair price.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("**TIN**"). Each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**");

(3) Is not an investment company registered or required to be registered under the Investment Company Act of 1940;

(4) Is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding;

(5) Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports);

(6) Is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the Issuer's website at: https://simplex.chat/invest

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

(2) the Issuer has filed at least one annual report and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the Issuer liquidates or dissolves in accordance with state law.

The Issuer has not previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

SimpleX Chat, Inc. (Issuer)

By: Evgeny Poberezkin

/s/ Evgeny Poberezkin (Signature)

Evgeny Poberezkin (Name)

Chief Executive Officer (Title)

Date: __August 4, 2026

SimpleX Chat I, a series of Wefunder SPV, LLC

By: Nicholas Tommarello

/s/ Nicholas Tommarello (Signature)

Nicholas Tommarello (Name)

Chief Executive Officer (Title)

Date: __August 4, 2026

SimpleX Chat EB I, a series of Wefunder SPV, LLC

By: Nicholas Tommarello

/s/ Nicholas Tommarello (Signature)

Nicholas Tommarello (Name)

Chief Executive Officer (Title)

Date: __August 4, 2026

Exhibit A

Business Description & Plan

Description of the Business and Business Plan

Overview. SimpleX Chat, Inc. ("the Company") develops and operates SimpleX Network, a decentralized communication network based on an open protocol. Unlike all other communication networks, SimpleX Network does not assign user identifiers of any kind – no phone numbers, usernames, accounts, or random IDs. Servers deliver end-to-end encrypted messages without knowing who communicates with whom. The Company develops open-source client and server software, operates preset relay infrastructure, and is developing a payment system for network services.

Product. The Company's primary product is the SimpleX Chat application, available on iOS, Android, desktop (Windows, macOS, Linux), and terminal platforms. The application supports private messaging, private and public group conversations, file transfer (up to 1GB), voice and video calls, and – as of April 2026 – scalable public channels for one-to-many publishing. Key security features include post-quantum end-to-end encryption and two-hop onion routing for metadata protection. The Company also provides libraries for software developers to develop service bots that can be used via chat interface by the users – there are trading, AI, moderation, and bridging services developed by the independent developers. The protocol and application code have been independently audited by Trail of Bits in 2022, 2024 and 2026, with the publication of the 2026 report planned before the end of the year.

Traction. As of June 30, 2026, SimpleX Chat has had more than 2.5 million downloads and approximately 430,000 monthly active users, representing approximately 50% growth over the prior six months. The network delivers 20 million messages per day through the preset servers operated by the Company and by the partner Flux. The Company estimates that there are at least 600-1,000 other servers independently operated by users (impossible to estimate precisely, as there is no server registry in the network). Daily active users as a share of monthly active users improved from 17% to 21% over the same period, with this share in the US and Germany being approximately 25%. The application is translated by volunteers into more than 30 languages. The Company has achieved this growth without marketing expenditure; all user acquisition to date has been organic, and users made more than 200 publications about SimpleX Chat.

Financial Condition. The Company has not generated revenue to date. The Company has raised approximately $1.7 million in prior investment from Jack Dorsey, two venture capital funds, and several angel investors. Users have donated approximately $650,000 to the Company. The Company's current monthly operating and development cost is approximately $30,000. The Company's continued operations depend on the proceeds of this offering and/or future financing.

Revenue Model. The Company is developing, but has not yet launched, three revenue streams. There can be no assurance that either will generate sufficient revenue to sustain operations, and the Company may never achieve profitability.

Public Namespace. The Company plans to offer globally unique names for channels and users, paid annually, with pricing based on name length. The Company estimates deployment within approximately six months of this filing, although there can be no assurance that this timeline will be met. The namespace is planned to be implemented using smart contracts on a public blockchain; and the Company already made a test deployment of the fork of ENS contract on Ethereum mainnet, and released test support in the app in July 2026. At an average annual price of $50 per non-premium name, the Company estimates that 10,000 registered names would cover its current annual operating cost. There can be no assurance that this level of adoption will be achieved.

Business messaging services. The company develops the web widget allowing to add encrypted chat to any website – a private and secure alternative to Intercom or Drift. The target customers are

privacy-first businesses that already use SimpleX Chat as support channel, and business sectors with mandatory anonymity (whistleblowing, HR, tips, sensitive customers, sources, etc.). Site visitors would talk to site owners in their browser without installing an app, with the same end-to-end encryption as the application. The complete browser messaging stack, including double ratchet encryption and file transfer, is under development after a successful proof-of-concept.

Community Credits. The Company plans to offer prepaid credits for network infrastructure services. Credits are closed-loop, non-transferable, and expire if unused. The Company has developed a proof of concept. The Company estimates deployment within approximately 9-12 months of closing this offering, although there can be no assurance that this timeline will be met. Design whitepaper about Community Credits is available at https://simplex.chat/credits/whitepaper.pdf.

Under the planned revenue model, the Company would earn a share of both namespace and credit revenue. Server operators would earn up to 65% of credit revenue depending on verification level and service quality. The Company believes, but cannot assure, that this model will generate sufficient revenue to sustain operations. The revenue model is unproven and the Company may never achieve profitability.

Competitive Position. The Company believes SimpleX Network is the only communication network that combines four properties: (i) network operators cannot identify participants, (ii) content ownership cannot be revoked by any operator, (iii) channels survive the loss of any individual server, and (iv) scalable one-to-many message delivery. These properties result from the absence of user identifiers in the protocol – a fundamental architectural decision that the Company believes cannot be retrofitted onto existing systems.

Open Source. The Company's core libraries and application code are open-source under the GNU Affero General Public License (AGPLv3). Any developer may build applications on SimpleX Network using this code. The Company believes that multiple applications serving different audiences will grow the network faster than a single application, increasing the growth of the Company business. However, there can be no assurance that competing applications will not emerge that reduce the Company's market share or revenue.

Growth Strategy. The Company's growth to date has been driven entirely by organic user acquisition. The Company plans to accelerate growth through several initiatives: (i) tools to help publishers on other platforms mirror their channels to SimpleX Network, (ii) a web-based chat widget enabling encrypted communication without application installation, (iii) a channel directory integrated into the application, and (iv) the SimpleX Network Consortium, an agreement between the Company and a nonprofit SimpleX Network Foundation to govern the network protocol and establish trust among server operators and users. The Company retains its application, brand, mobile application store distribution, preset relay infrastructure, and revenue share from the payment system.

Exhibit B-1

Investor Contracts (Form of Security / SAFE)

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SimpleX Chat, Inc.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [INVESTOR NAME] (the "**Investor**") of $[INVESTMENT AMOUNT] (the "**Purchase Amount**") on or about [EFFECTIVE DATE], SimpleX Chat, Inc., a Delaware corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

This Safe is one of the forms available at http://ycombinator.com/documents and the Company and the Investor agree that neither one has modified the form, except to fill in blanks and bracketed terms, and remove the requirement to be an accredited investor.

The "**Post-Money Valuation Cap**" is **$45,000,000.00**

The "**Discount Rate**" is **100.000%**

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing.** If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event.** If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority** In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination.** This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. ***Definitions***

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**".

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Price**" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the price per shares of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stocks price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares of Standard Preferred Stock, except that any price-based preferences (such as the per share liquidation amount, initial conversion price and per share dividend amount) will be based on the Safe Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3.   *Company Representations*

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e)   To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5.   *Miscellaneous*

(a)   Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "**Post-Money Valuation Cap**" and "**Discount Rate**" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)   Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on their Wefunder account, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on their Wefunder account, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

(e)   In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of , without regard to the conflicts of law provisions of such jurisdiction.

(g)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

COMPANY:

SimpleX Chat, Inc.

By: *Founder Signature*

Name: Evgeny Poberezkin

Title: Founder

INVESTOR:

[INVESTOR NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title:

☐ Accredited Investor
☐ Unaccredited Investor

Read and Approved (for IRA use only)

By:

Name:

Exhibit B-2

Investor Contracts (Form of Security / SAFE)

SimpleX Chat, Inc.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [INVESTOR NAME] (the "**Investor**") of $[INVESTMENT AMOUNT] (the "**Purchase Amount**") on or about [EFFECTIVE DATE], SimpleX Chat, Inc., a Delaware corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

This Safe is one of the forms available at http://ycombinator.com/documents and the Company and the Investor agree that neither one has modified the form, except to fill in blanks and bracketed terms, and remove the requirement to be an accredited investor.

The "**Post-Money Valuation Cap**" is **$40,000,000.00**

The "**Discount Rate**" is **100.000%**

See Section 2 for certain additional defined terms.

1. ***Events***

    (a)   **Equity Financing.** If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

    (b)   **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

    (c)   **Dissolution Event.** If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

    (d)   **Liquidation Priority** In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

    (i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

    (ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

    (iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

    (e)   **Termination.** This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. ***Definitions***

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**".

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Price**" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the price per shares of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stocks price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares of Standard Preferred Stock, except that any price-based preferences (such as the per share liquidation amount, initial conversion price and per share dividend amount) will be based on the Safe Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e)   To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a)   Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "**Post-Money Valuation Cap**" and "**Discount Rate**" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)   Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on their Wefunder account, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on their Wefunder account, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

(e)   In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of , without regard to the conflicts of law provisions of such jurisdiction.

(g)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

COMPANY:

SimpleX Chat, Inc.

By: *Founder Signature*

Name: Evgeny Poberezkin

Title: Founder

INVESTOR:

[INVESTOR NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title:

☐ Accredited Investor
☐ Unaccredited Investor

Read and Approved (for IRA use only)

By:

Name:

Exhibit C

Financial Statements

SimpleX Chat, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
SimpleX Chat, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 3, 2026

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	253,676	585,805
Digital Assets	519,032	107,344
Other Assets	148	138
Total Current Assets	772,856	693,287
Non-current Assets		
Computer Equipment, net of Accumulated Depreciation	2,757	4,830
Intangible Assets: Software Development, net of Accumulated Amortization	943,696	877,803
Total Non-Current Assets	946,453	882,633
TOTAL ASSETS	1,719,309	1,575,920
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Related Party Payable	32,263	11,101
Total Current Liabilities	32,263	11,101
Long-term Liabilities		
Future Equity Obligations	1,542,000	1,542,000
Total Long-Term Liabilities	1,542,000	1,542,000
TOTAL LIABILITIES	1,574,263	1,553,101
Commitments & Contingencies (Note 4)		
EQUITY		
Common Stock	1,023	1,023
Additional Paid in Capital	165,196	165,196
Accumulated Other Comprehensive Income/(Loss)	113,055	(19,931)
Accumulated Deficit	(134,228)	(123,469)
Total Equity	145,046	22,819
TOTAL LIABILITIES AND EQUITY	1,719,309	1,575,920

Statement of Operations

	Year Ended December 31,	
	2025	2024
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	2,127	15,829
General and Administrative	63,829	191,782
Research and Development	332,653	34,533
Rent and Lease	18,994	3,067
Depreciation	2,389	1,997
Total Operating Expenses	419,992	247,208
Operating Income (loss)	(419,992)	(247,208)
Other Income		
Interest Income	15,502	36,761
Donations Received	427,665	150,781
Other	-	33,036
Total Other Income	443,167	220,578
Other Expense		
Other	33,934	-
Total Other Expense	33,934	-
Earnings Before Income Taxes	(10,759)	(26,630)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(10,759)	(26,630)

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(10,759)	(26,630)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	2,389	1,997
Related Party Payable	21,162	11,101
Digital Assets	(411,688)	(107,344)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(388,137)	(94,246)
Net Cash provided by (used in) Operating Activities	(398,896)	(120,876)
INVESTING ACTIVITIES		
Computer Equipment	-	(3,576)
Software Development	-	(464,491)
Net Cash provided by (used by) Investing Activities	-	(468,067)
FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	-	1,023
Proceeds from Paid-in Capital	-	24,357
Net Cash provided by (used in) Financing Activities	-	25,380
Cash at the beginning of period	585,805	1,184,447
Net Cash increase (decrease) for period	(398,896)	(563,563)
Effect of Exchange Rate on Cash	66,767	(35,079)
Cash at end of period	253,676	585,805

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	**$ Amount**				
Beginning Balance at 1/1/2024	-	-	140,839	(12,300)	(96,839)	31,700
Issuance of Common Stock	10,226,437	1,023	24,357	-	-	25,380
Foreign Currency Translation Adjustment	-	-	-	(7,631)	-	(7,631)
Net Income (Loss)	-	-	-	-	(26,630)	(26,630)
Ending Balance 12/31/2024	10,226,437	1,023	165,196	(19,931)	(123,469)	22,819
Foreign Currency Translation Adjustment	-	-	-	132,986	-	132,986
Net Income (Loss)	-	-	-	-	(10,759)	(10,759)
Ending Balance 12/31/2025	10,226,437	1,023	165,196	113,055	(134,228)	145,046

SimpleX Chat, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

SimpleX Chat, Inc. ("the Company") was incorporated in Delaware on February 2, 2026 by its sole director. In April of 2026, the Company acquired all outstanding shares of SimpleX Chat Ltd, a United Kingdom entity formed on October 20, 2021, in exchange for its own shares in a share-for-share exchange and assumed all obligations of SimpleX Chat Ltd. The accompanying financial statements have been presented on a retroactive basis to reflect the share exchange and reorganization as if the Delaware parent company structure existed for all periods presented.

SimpleX Chat Ltd develops communication software for the SimpleX Network, which includes servers and client applications, that enable p2p communications over the network, with the focus on users' sovereignty, privacy and security. The apps were downloaded over 2M times and it is estimated that the apps have approximately 360K monthly active users on April 30, 2026. There is no single geographic location for the app users and they are distributed around the world.

The Company does not generate any revenue, but SimpleX Chat Ltd received donations from the users. The Company plans to implement a revenue sharing agreement with the SimpleX network infrastructure operators to make the network and Company's business sustainable

The Company will conduct a crowdfunding campaign under Regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation – Foreign Operations

The financials of the Company include its wholly-owned subsidiary, SimpleX Chat Ltd an entity operating out of United Kingdom formed on October 20th, 2021. All significant intercompany transactions are eliminated.

Transactions Between Entities Under Common Control and retrospective presentation

The Company applies the guidance for transactions between entities under common control to the Reorganization. Throughout all periods presented, SimpleX Chat Ltd and all equity interests and all contingent entitlements to equity exchanged in the Reorganization were held by the same shareholder group in the same proportions; accordingly, common control existed for the entirety of the periods covered by these financial statements. When a transaction occurs between entities under common control, the receiving entity records the assets and liabilities transferred at the transferring entity's historical carrying amounts at the date of transfer, and no gain, loss, or goodwill is recognized as a result of the transaction. The financial statements of the receiving entity are then adjusted retrospectively to furnish comparative information for all prior periods during which the entities were under common control, presenting the results as if the combination had been in effect since the inception of common control.

Consistent with this method, the Company has recognized the assets, liabilities, and accumulated balances of SimpleX Chat Ltd at their historical carrying amounts, has not recorded any new basis of accounting or fair value adjustments, and has reflected the operations of SimpleX Chat Ltd as those of the Company for all periods presented.

Foreign Currency Translation

The Company's functional currency was the British Pound Sterling. The accompanying financial statements have been translated into U.S. dollars. Assets and liabilities were translated using exchange rates in effect at the balance sheet date, and revenues and expenses were translated using average exchange rates during the year. Translation adjustments are included in accumulated other comprehensive income (loss). Accumulated other comprehensive income (loss) related to foreign currency translation was $113,055 and $(19,931) as of December 31, 2025 and 2024, respectively.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Digital Assets

The Company, via its 100% owned subsidiary SimpleX Chat Ltd, holds digital assets consisting primarily of Bitcoin (BTC), Ethereum (ETH), Monero (XMR), Zcash (ZEC), Solana (SOL), Bitcoin Cash (BCH), Tether (USDT), and other cryptocurrencies, substantially all of which were received through donations from supporters of the platform. Digital assets are recorded at fair value at each reporting date based on quoted market prices as of the balance sheet date, with changes in fair value recognized in the period incurred. The Company periodically liquidates digital assets to fund operations. Fair values are denominated in U.S. dollars. As of December 31, 2025 and 2024, the total fair value of digital assets held was $519,032 and $107,344, respectively. Unrealized gains and losses resulting from changes in fair value are included in other income (expense) in the statement of operations. Digital assets are held in self-custody wallets and third-party exchange accounts and are subject to market price volatility, cybersecurity risks, and regulatory uncertainty.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Donation Income

The Company does not generate revenue from product sales or services. Donations received from users of the SimpleX Network are recognized as other income when received, as they represent voluntary, unconditional contributions with no associated performance obligations to the donor.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Computer Equipment	3	9,742	(6,985)	-	2,757
Grand Total	**-**	**9,742**	**(6,985)**	**-**	**2,757**

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Amortization has not commenced as management does not yet consider the capitalized software ready for its intended use.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any outstanding equity-based compensation as of December 31st, 2025.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determined deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it will be able to realize their deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United Kingdom and United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has authorized expenses and compensations to the director for the incurred expenses that were paid totaling $32,263 and $11,101 as of December 31st, 2025 and 2024. This liability has no maturity date and bears no interest.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

SimpleX Chat Ltd entered into numerous SAFEs (Simple Agreements for Future Equity) with third parties. The SAFEs were assigned to and assumed by the Company in April 2026. The SAFEs have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – $20M.

NOTE 6 – EQUITY

As of December 31, 2025, the Company had 10,226,437 ordinary shares issued and outstanding with a par value of $0.0001 per share. Ordinary shares carry 1 vote per share and equal participation rights in dividends and assets upon winding up and are not redeemable. The Company is incorporated under the Companies Act 2006 and is not subject to an authorized share limit.

See Note 7 – Subsequent Events for details of the share exchange involving the parent entity formed on February 2nd, 2026 and the related update to the equity structure.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 3, 2026, the date these financial statements were available to be issued.

The Company was incorporated in Delaware on February 2, 2026 by its sole director. In April 2026, the Company acquired all outstanding shares of SimpleX Chat Ltd, a United Kingdom entity formed on October 20, 2021, in exchange for its own shares in a share-for-share exchange and assumed all obligations of SimpleX Chat Ltd. The Company is authorized to issue 20,000,000 shares of Common Stock with a par value of $0.0001 per share.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Exhibit D

Director & Officer Work History

Evgeny Poberezkin

Positions with the issuer: Chief Executive Officer, Secretary, Treasurer, and sole Director of SimpleX Chat, Inc. since February 2026.

Business experience during the past three years
1. Director of SimpleX Chat Ltd (United Kingdom), a wholly owned subsidiary of SimpleX Chat, Inc. October 2021 to present. SimpleX Chat Ltd develops software for and operates relay infrastructure in SimpleX Network, a decentralized communication network.
2. President of SimpleX Network Foundation, a Delaware nonprofit nonstock corporation. June 2026 to present. The Foundation is established in June 2026 to support growth and participate in governance of SimpleX Network as a whole.
3. Creator and maintainer of Ajv data validation library, an open-source project. 2015 to present. Ajv has over 1.3 billion monthly downloads, most JavaScript/web software and frameworks depend on it.

Previously: VP of Engineering at Wagestream (now Stream), a workplace finance platform, until November 2021. Prior to Wagestream: Head of development at MailOnline (dailymail.co.uk), one of the world's highest-traffic news websites; and CTO at ThreadsStyling, a chat-commerce company.

Exhibit E

Co-Issuer Terms and Disclosures

SimpleX Chat I (THE "SPV"),

a series of Wefunder SPV, LLC, a Delaware limited liability company

(the "LLC")

Subscription Agreement

$[INVESTMENT AMOUNT]   **[INVESTMENT DATE]**

SimpleX Chat I (the "SPV"), a series of Wefunder SPV, LLC (the "LLC"), is a special purpose vehicle that will invest all of its assets in securities issued by SimpleX Chat, Inc. (the "Company"). By making an investment in the SPV through the Wefunder website, I understand and agree to the representations set forth below.

I have reviewed the following information and documents in connection with this Subscription Agreement:

1. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that none of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC, nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

2. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

3. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the **"LLC Agreement"**), which sets forth certain specific terms of the SPV;

4. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

5. The LLC Agreement, which sets forth other terms applicable to each SPV;

6. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

7. The Wefunder Investor Agreement; and

8. The Wefunder Terms of Service.

By making an investment in the SPV through the Wefunder website, I agree to be bound by this Subscription Agreement and the terms of the other agreements listed above with respect to my investment in the SPV.

Subscription Agreement

<u>SCOPE OF AGREEMENT AND INVESTOR ELIGIBILITY</u>
<u>REPRESENTATIONS</u>

A. This agreement ("**Agreement**") applies to each investment in a series (**SPV**") of Wefunder SPV, LLC (the "**LLC**"). Each series is a separate pool of assets from every other series. Each SPV will invest all of its assets in securities issued by a single company ("**Company**") as set forth in the applicable series appendix ("**Series Appendix**") to the Wefunder SPV, LLC limited liability company agreement ("**LLC Agreement**"). The terms of the Company securities to be purchased by the SPV are summarized in an appendix ("**Terms Appendix**") attached to this Agreement.

B. Each SPV is formed by and operated by Wefunder Admin, LLC on behalf of the Company in whose securities that SPV invests.

C. Important information about the Company, about the related SPV, and more generally about investments through the Wefunder website, is available through the Wefunder website. The Investor should review that information, and all relevant Company Information (as defined below), carefully before making an investment in any SPV.

D. Each SPV will offer membership interests ("**Interests**") in that SPV pursuant to Regulation Crowdfunding under the U.S. Securities Act of 1933, as amended (the "**Securities Act**").

E. You hereby agree that each time you make an investment in any SPV, you will be deemed to have entered into this Agreement, and will be deemed to have made each representation and covenant contained in this Agreement.

F. Except as the context otherwise requires, any reference in this Subscription Agreement to:

1. a "SPV" shall mean "The LLC acting solely on behalf of and for the account of the SPV";

2. "Investor" and "you" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in any SPV; and

3. "Company Information" means:

a. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC (together, the "Wefunder entities," nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

b. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

c. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the "LLC Agreement"), which sets forth certain specific terms of the SPV;

d. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

e. The LLC Agreement, which sets forth other terms applicable to each SPV;

f. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

g. The Wefunder Investor Agreement; and

h. The Wefunder Terms of Service.

<u>INVESTOR'S REPRESENTATIONS AND COVENANTS</u>

1. **Investor's Review of Information and Investment Decision**

   1.1. The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in a SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Wefunder website, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the LLC, the relevant SPV, any administrator appointed from time to time with respect to the SPV (the "Administrator"), any lead investor appointed from time to time with respect to the SPV (the "Lead Investor"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

   1.2. The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the **Ask A Question** feature on wefunder.com.

   1.3. The Investor understands and agrees that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC, any of their affiliates, nor any director, manager, officer, shareholder, member, employee or agent of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or any of their affiliates (each, a "Wefunder Party," and collectively, "Wefunder Parties") shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Wefunder website, and materials distributed to the Investor by the SPV on behalf of a Company.

   1.4. The Investor represents and agrees that no Wefunder Party has recommended or suggested any investment in a SPV, or any investment related to a Company, to the Investor.

   1.5. Investor understands that no Wefunder Party is an adviser to Investor, and that Investor is not an advisory or other client of any Wefunder Party.

   1.6. The Investor is not relying on any Wefunder Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

   1.7. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of an Interest and has determined that the Interest is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

2. **Investor's Representations Related To Investment in a SPV.**

   2.1. The Investor is acquiring the Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Interest (or any distributions received from the SPV in whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Interest unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

   2.2. The Investor's investment in the Interest is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

   2.3. The Investor has all requisite power, authority and capacity to acquire and hold the Interest and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Interest, including without limitation this Subscription Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

   2.4. The Wefunder Parties are each hereby authorized and instructed to accept and execute any instructions in respect of the Interest given by the Investor in written or electronic form. The Wefunder Parties may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

   2.5. Pursuant to the requirements of Treas. Reg. § 301.6109-1(c), the Investor has provided, or agrees to provide upon the earlier of (i) two years of an acquisition of an Interest or (ii) twenty (20) days before any distribution is to be made from the SPV, his, her or its taxpayer identification number (e.g., social security number or employer identification number) under penalties of perjury and has or will attest that the Internal Revenue Service has not notified the Investor that he, she or it is subject to backup withholding.

3. **The Manager Has The Right To Reject Any Subscription, In Whole Or In Part.**

   3.1. The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), nor will it make a public offering of its securities within the United States.

   3.2. The Investor understands that the value of all investments in any SPV made through individual retirement accounts ("**IRAs**") must be less than 25% of the value of the SPV's assets.

   3.3. If the Investor is investing in a SPV through an employee benefit plan of any kind, including an individual retirement account (the "**Plan**"), and an individual or entity (the "**Fiduciary**") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

      i. The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Fund is consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this section 3.3. all representations, covenants and agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

      ii. The execution and delivery of this Subscription Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and (B) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

      iii. The Fiduciary acknowledges that the assets of the Fund will be invested in accordance with the Company Information related to that Fund.

      iv. The Plan's purchase and holding of an Interest will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Internal Revenue Code (the "**Code**"), or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. None of the Wefunder entities nor any of their affiliates, agents, or employees: (A) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase an Interest, (B) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (C) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

      v. The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

      vi. The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Investor may be prohibited from purchasing or acquiring an Interest or may be required to redeem its Interest or a portion thereof.

   3.4. The Investor acknowledges that the SPV and any Administrator, on the SPV's behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

4. **The Correctness And Accuracy Of All Information Provided By Investor To The LLC Or The SPV.**

   4.1. The Investor confirms that all information and documentation provided to the LLC, the SPV, and any Administrator, including, but not limited to, all information regarding the Investor's identity, taxpayer identification number, the source of the funds to be invested in the SPV, and the Investor's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete. Should any such information change or no longer be accurate, the Investor agrees and covenants that they will promptly notify the Wefunder Parties of such changes via the wefunder.com platform. The Investor agrees and covenants that he, she or it will maintain accurate and up-to-date contact information (including email and mailing address) on the wefunder.com platform and will promptly update such information in the event it changes or is no longer accurate.

   4.2. The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Subscription Agreement will be relied upon by the LLC, the SPV, and any Administrator in determining the Fund's compliance with federal and state securities laws, and shall survive the Investor's admission as a Member of the SPV.

   4.3. All information that the Investor has provided to the LLC, the SPV, and any Administrator concerning the knowledge and experience of financial, tax and business matters of the Investor is correct and complete.

5. **The Wefunder Parties' Right To Use Investor Information.**

5.1. The Investor agrees and consents to the Wefunder Parties, their delegates and their duly authorized agents and any of their respective related, associated or affiliated companies obtaining, holding, using, disclosing and processing the Investor's data:

    a. to facilitate the acceptance, management and administration of the Investor's subscription for an Interest on an on-going basis;

    b. for any other specific purposes where the Investor has given specific consent to do so;

    c. to carry out statistical analysis, market research, and tracking of investment performance over time;

    d. to comply with legal or regulatory requirements applicable to the SPV and any Administrator or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

    e. for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, any Administrator, any Lead Investor, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

    f. if the contents thereof are relevant to any issue in any action, suit or proceeding to which the LLC, the SPV, any Administrator, any Lead Investor, or their affiliates are a party or by which they are or may be bound;

    g. for other legitimate business of the LLC, the SPV, any Administrator, or any Lead Investor.

5.2. The Investor acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the SPV or any Administrator (in the sole judgment of the SPV and/or any Administrator) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal) or otherwise.

5.3. The Investor agrees and consents to disclosure by the LLC, the SPV and any of their agents, including any Administrator or any Lead Investor, to relevant third parties of information pertaining to the Investor in respect of disclosure and compliance policies or information requests related thereto. Without limiting the generality of the foregoing, the Investor agrees that information about the Investor may be provided to the Company in whose securities a SPV will or proposes to invest.

5.4. The Investor authorizes the LLC, the SPV, any Administrator, and each SPV service provider to disclose the Investor's nonpublic personal information to comply with regulatory and contractual requirements applicable to the SPV and its investments. Any such disclosure shall be permitted notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's nonpublic personal information.

6. **Key Risk Factors**

    6.1. The Investor understands that investment in a SPV may involve a complete loss of the Investor's investment. In this regard, the Investor understands that such venture investments involve a high degree of risk, and that many or most venture company investments lose money. An Investor may ultimately receive cash, securities, or a combination of cash and securities (and in many cases nothing at all). If the Investor receives securities, the securities may not be publicly traded, and may not have any significant value.

    6.2. The Investor understands and agrees that the Interests are subject to restrictions on transfer and cannot be redeemed. Instead, an Investor typically must hold his or her Interest in a SPV until the SPV has sold or otherwise disposed of its investments and the SPV distributes its investments to the investors in the SPV (a "**Liquidation Event**"). An Investor typically will not receive any distributions until such a Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur for many years. The Investor must therefore bear the economic risk of holding their investment for an indefinite period of time.

    6.3. The Investor understands and agrees that the Interests: (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore an Interest cannot be resold, pledged, assigned or otherwise disposed of unless it is so registered or an exemption from registration is available; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

    6.4. The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom income," which could require them to pay taxes on their investment in a SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

    6.5. The Investor understands and agrees that the SPV was formed by and is operated by Wefunder Admin, LLC on behalf of the Company. Investors will have no right to manage or influence the management of any SPV or of the LLC.

    6.6. The Investor understands the Issuer may be required to pay an administrative fee for maintenance and operation of the SPV. Failure of the Issuer to pay such a fee could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. The Investor understands that dissolution of the SPV pursuant to an SPV Dissolution Event could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation. Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Issuer that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

    6.7. The Investor understands and agrees that the Company may appoint a Lead Investor and that, if appointed, pursuant to a power of attorney granted by the Investor in the Investor Agreement, the Lead Investor will exercise voting authority on behalf of the Investor with respect to the SPV securities the Investor owns.

    6.8. The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that each Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by that Company (including through a SPV), and that the Wefunder Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

    6.9. The Investor understands that any privacy statements, reports or other communications regarding the SPV and the Investor's investment in the SPV (including annual and other updates, and tax documents) will be delivered via electronic means, including through wefunder.com. The Investor hereby consents to electronic delivery as described in the preceding sentence. In so consenting, the Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Wefunder Parties may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Wefunder Party gives any warranties in relation to these matters.

    6.10. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number under penalties of perjury, and attest that the Investor has not been notified by the Internal Revenue Service that he, she or it is subject to backup withholding, the SPV will be required to withhold from any proceeds otherwise payable to the Investor an amount necessary to satisfy the SPV's backup withholding obligations.

    6.11. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number to the SPV, the SPV will withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations with respect to such amount. The SPV may also withhold any other amounts representing the SPV's reasonable estimation of penalties that may be charged by the Internal Revenue Service or any other taxing authority as a result of the Investor's failure to provide a valid taxpayer identification number.

    6.12. The Investor understands that the Issuer may be required to pay to Wefunder certain fees for the rendering of tax services and may be required to furnish Wefunder with certain tax documents in connection with these services. These obligations are specified in the Tax Services Agreement ("TSA"), where applicable. The Investor further understands and agrees that failure by the Issuer to pay such fees or failure to deliver required tax documents in the manner prescribed in the TSA, may each constitute an SPV Dissolution Event, the consequences of which are detailed in Section 6.6.

7. **Compliance With Anti-Money Laundering Laws.**

7.1. The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

7.2. The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the SPV, any Administrator, or any Lead Investor from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

7.3. The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "**Prohibited Persons**"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

7.4. To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

7.5. The Investor acknowledges and agrees that the SPV or any Administrator may "freeze the account" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

7.6. The Investor acknowledges and agrees that the SPV and/or any Administrator, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV or any Administrator or their agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the LLC, the SPV, and any Administrator are prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

7.7. The Investor agrees that, upon the request of the LLC, the SPV, or any Administrator, it will provide such information as the LLC, the SPV, or any Administrator requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about the Investor

8. **Regulatory Provisions**

8.1. The Investor understands that no federal or state agency has passed upon the Interests or made any findings or determination as to the fairness of this investment.

8.2. The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) and/or the taxpayer identification provided to the SPV is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

8.3. The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the "**Code**") or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

8.4. The Investor consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the SPV electronically via email, the Internet and/or another electronic reporting medium in lieu of paper copies. The Investor agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the Internal Revenue Service. The Investor may request a paper copy of the Investor's Schedule K-1 by contacting Wefunder Inc. at support@wefunder.com or such other email address as specified on the wefunder.com platform. Requesting a paper copy will not constitute a withdrawal of the Investor's consent to receive reports or other communications, including Schedule K-1, electronically. The Investor may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to support@wefunder.com or such other email address as specified on the wefunder.com platform. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the SPV will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect. The SPV will cease providing information electronically upon termination of the SPV. Notwithstanding the Investor's consent to receive materials electronically, the Investor still may be required to print and attach its Schedule K-1 to a federal, state or local tax return.

9. **Miscellaneous Provisions**

9.1. **Indemnification**

    9.1.1. The Investor agrees to indemnify and hold harmless the LLC, the SPV, any Administrator, any Lead Investor, or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act, and their respective officers, directors, partners, members, shareholders, owners, employees and agents (collectively, the "**Indemnified Parties**") against any and all loss, liability, claim, damage and expense whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon (i) any false representation or warranty made by the Investor, or breach or failure by the Investor to comply with any covenant or agreement made by the Investor, in this Subscription Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction, or (ii) any action for securities law violations instituted by the Investor that is finally resolved by judgment against the Investor.

    9.1.2. The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Subscription Agreement or perform the obligations hereof.

    9.1.3. The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV or any Administrator computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Interest during the period from the Investor's acquisition of the Interest until the Investor's transfer of the Interest in accordance with this Agreement, the LLC Agreement, and Regulation Crowdfunding.

    9.1.4. If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

    9.1.5. The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

9.2. **Limitation of Liability.** The LLC is a Delaware "multi-series" limited liability company. As a multi-series limited liability company, the LLC may operate multiple series with the benefit of segregation of assets and liabilities among each of its series pursuant to the Delaware Limited Liability Company Act, as amended (the "**Delaware Act**"). Accordingly, the Investor hereby agrees that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a series (including the SPV) shall be enforceable against the assets of that series only and not against the LLC generally or the assets of any other series. In addition, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the LLC generally, or any particular series, shall be enforceable against the assets of any other series.

9.3. **Counsel.** The Investor understands that Morrison & Foerster LLP serves as legal counsel on certain matters to Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC and Wefunder Advisors, LLC and not to the SPV or any Investor by virtue of its investment in the SPV, and that no independent counsel has been retained to represent the SPV or Investors in the SPV. The Investor also understands that Morrison & Foerster LLP has not independently verified any factual assertions made in the Company Information or on the Wefunder website and is not responsible for the SPV's compliance with its investment program or applicable law.

9.4. **Power of Attorney.** The Investor hereby appoints each of the Company and Wefunder Admin, LLC as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

    9.4.1. a Certificate of Formation of the LLC and any amendments required under the Delaware Act

    9.4.2. the LLC Agreement and any duly adopted amendments;

    9.4.3. any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the LLC or the SPV (including a Certificate of Cancellation of the Certificate of Formation); and

    9.4.4. any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the LLC's or the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the LLC or the SPV or upon the liquidation or termination of the LLC or the SPV. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the LLC, the SPV, and any Administrator taken in good faith under this power of attorney.

9.5. **Confidentiality.**

9.5.1. The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or any Administrator and all other documents and information concerning the affairs of the SPV and/or the Fund's investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the "**Confidential Information**") that the Investor may receive pursuant to or in accordance with the use of the Wefunder website, an investment in one or more SPVs, or otherwise as a result of its ownership of an Interest in the SPV, constitute proprietary and confidential information about the SPV, any Administrator, and/or any Lead Investor (the "**Affected Parties**").

9.5.2. The Investor acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. The Investor further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Companies or their respective businesses. The Investor shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to-know basis to the Investor's legal, accounting or investment advisers, auditors and representatives (collectively, "**Advisers**"), except to the extent compelled to do so in accordance with applicable law (in which case the Investor shall promptly notify the SPV of the Investor's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by the Investor.

9.5.3. To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

9.5.4. The Investor agrees that the LLC, the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this Item 9.5, and that monetary damages would not be sufficient to compensate or make whole the LLC, the SPV, and the SPV services providers for any such breach. Accordingly the Investor agrees that the LLC, the SPV, and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

9.6. **Amendments.** Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged or terminated except with the written consent of the Investor and the Company on behalf of the relevant SPV. For the sake of clarity, the restriction on the Company in the preceding sentence applies solely to the form of this Subscription Agreement applicable to SPVs that have had a closing, and does not prevent the Company from changing the form and content of this Subscription Agreement for use in offerings of SPVs that have not had a closing.

9.7. **Assignability and Transferability.** This Subscription Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Interests in the SPV being acquired by Investor herein may only be transferred by Investor in compliance with Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Interests, Investor shall first give written notice to the Company and Wefunder Admin, LLC, including the number of Interests that Investor desires to transfer, the proposed price, the name and contact information of the proposed buyer, and any other information that the Company or Wefunder Admin, LLC may reasonably request. To the extent possible, such notice shall be provided through the Wefunder.com website. Any transfer of Interests shall be subject to execution by Investor and the proposed transferee of appropriate documentation, as may be required by the Company or Wefunder Admin, LLC, in their discretion. Investor further acknowledges that pursuant to the LLC Agreement, Wefunder Admin, LLC (as Series Manager of the SPV), may impose additional restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion.

9.8. **Repurchase**. In the event that the SPV or any Administrator determines that it is likely that within twelve (12) months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the Interests from each Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of Interests shall be for the greater of (i) the purchase price of the Interests, or (ii) the fair market value of the Interests, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of Wefunder Admin, LLC, as Series Manager of the SPV.

9.9. **Governing Law**; Consent to Jurisdiction. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware. Any action or proceeding brought by the SPV or any SPV service provider against one or more investors in the SPV relating in any way to this Subscription Agreement or the LLC Agreement may, and any action or proceeding brought by any other party against the SPV or any SPV service provider relating in any way to this Subscription Agreement or the Company Information shall, be brought and enforced in the state courts of the State of Delaware located in Wilmington or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the District of Delaware; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the State of Delaware located in Wilmington or in the courts of the United States located in the District of Delaware and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

9.10. **Severability**. If any provision of this Subscription Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable.

9.11. **Headings.** The headings in this Subscription Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

9.12. **General.** This Subscription Agreement shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of a SPV, and shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons.

[Remainder of page intentionally left blank. Signature page follows.]

The undersigned have executed this instrument as of the date first above written.

SPV

SimpleX Chat I, as series of Wefunder SPV, LLC
By: Wefunder Admin, LLC, its Manager

By: *Founder Signature*   Date:

Name: **Nicholas Tommarello**   Title: **Chief Executive Officer**

Investor

[INVESTOR NAME]

By: *Investor Signature*   Date:

CONTACT INFORMATION:

Name: **[INVESTOR NAME]**

Mailing Address:

City:

Country:

E-mail:

<u>TERMS APPENDIX FOR THE PURCHASE OF SimpleX Chat, Inc.</u>
<u>SECURITIES BY SimpleX Chat I, A SERIES OF WEFUNDER SPV,</u>
<u>LLC, A DELAWARE LIMITED LIABILITY COMPANY</u>

Type of Security: Future Equity

Terms $45M valuation cap

{ To view a copy of the contract, please see Appendix B, Investor Contracts of the Form C. The latest Form C or C/A filing be found here:
 https://www.sec.gov/cgi-bin/srch-edgar?text=%28FORM-TYPE%3DC%2FA+or+FORM-TYPE%3DC%29+and+CIK%3D0002140143&first=2016 }

SimpleX Chat I EB (THE "SPV"),
a series of Wefunder SPV, LLC, a Delaware limited liability company
(the "LLC")

Subscription Agreement

$[INVESTMENT AMOUNT]   **[INVESTMENT DATE]**

SimpleX Chat I EB (the "SPV"), a series of Wefunder SPV, LLC (the "LLC"), is a special purpose vehicle that will invest all of its assets in securities issued by **SimpleX Chat, Inc.** (the "Company"). By making an investment in the SPV through the Wefunder website, I understand and agree to the representations set forth below.

I have reviewed the following information and documents in connection with this Subscription Agreement:

1. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that none of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC, nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

2. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

3. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the **"LLC Agreement"**), which sets forth certain specific terms of the SPV;

4. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

5. The LLC Agreement, which sets forth other terms applicable to each SPV;

6. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

7. The Wefunder Investor Agreement; and

8. The Wefunder Terms of Service.

By making an investment in the SPV through the Wefunder website, I agree to be bound by this Subscription Agreement and the terms of the other agreements listed above with respect to my investment in the SPV.

Subscription Agreement

<u>SCOPE OF AGREEMENT AND INVESTOR ELIGIBILITY</u>
<u>REPRESENTATIONS</u>

A. This agreement ("**Agreement**") applies to each investment in a series (**SPV**") of Wefunder SPV, LLC (the "**LLC**"). Each series is a separate pool of assets from every other series. Each SPV will invest all of its assets in securities issued by a single company ("**Company**") as set forth in the applicable series appendix ("**Series Appendix**") to the Wefunder SPV, LLC limited liability company agreement ("**LLC Agreement**"). The terms of the Company securities to be purchased by the SPV are summarized in an appendix ("**Terms Appendix**") attached to this Agreement.

B. Each SPV is formed by and operated by Wefunder Admin, LLC on behalf of the Company in whose securities that SPV invests.

C. Important information about the Company, about the related SPV, and more generally about investments through the Wefunder website, is available through the Wefunder website. The Investor should review that information, and all relevant Company Information (as defined below), carefully before making an investment in any SPV.

D. Each SPV will offer membership interests ("**Interests**") in that SPV pursuant to Regulation Crowdfunding under the U.S. Securities Act of 1933, as amended (the "**Securities Act**").

E. You hereby agree that each time you make an investment in any SPV, you will be deemed to have entered into this Agreement, and will be deemed to have made each representation and covenant contained in this Agreement.

F. Except as the context otherwise requires, any reference in this Subscription Agreement to:

1. a "SPV" shall mean "The LLC acting solely on behalf of and for the account of the SPV";

2. "Investor" and "you" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in any SPV; and

3. "Company Information" means:

   a. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC (together, the "Wefunder entities," nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

   b. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

   c. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the "LLC Agreement"), which sets forth certain specific terms of the SPV;

   d. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

   e. The LLC Agreement, which sets forth other terms applicable to each SPV;

   f. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

   g. The Wefunder Investor Agreement; and

   h. The Wefunder Terms of Service.

INVESTOR'S REPRESENTATIONS AND COVENANTS

1. **Investor's Review of Information and Investment Decision**

1.1. The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in a SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Wefunder website, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the LLC, the relevant SPV, any administrator appointed from time to time with respect to the SPV (the "Administrator"), any lead investor appointed from time to time with respect to the SPV (the "Lead Investor"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

1.2. The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the **Ask A Question** feature on wefunder.com.

1.3. The Investor understands and agrees that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC, any of their affiliates, nor any director, manager, officer, shareholder, member, employee or agent of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or any of their affiliates (each, a "Wefunder Party," and collectively, "Wefunder Parties") shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Wefunder website, and materials distributed to the Investor by the SPV on behalf of a Company.

1.4. The Investor represents and agrees that no Wefunder Party has recommended or suggested any investment in a SPV, or any investment related to a Company, to the Investor.

1.5. Investor understands that no Wefunder Party is an adviser to Investor, and that Investor is not an advisory or other client of any Wefunder Party.

1.6. The Investor is not relying on any Wefunder Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

1.7. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of an Interest and has determined that the Interest is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

2. **Investor's Representations Related To Investment in a SPV.**

2.1. The Investor is acquiring the Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Interest (or any distributions received from the SPV in whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Interest unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

2.2. The Investor's investment in the Interest is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

2.3. The Investor has all requisite power, authority and capacity to acquire and hold the Interest and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Interest, including without limitation this Subscription Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

2.4. The Wefunder Parties are each hereby authorized and instructed to accept and execute any instructions in respect of the Interest given by the Investor in written or electronic form. The Wefunder Parties may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

2.5. Pursuant to the requirements of Treas. Reg. § 301.6109-1(c), the Investor has provided, or agrees to provide upon the earlier of (i) two years of an acquisition of an Interest or (ii) twenty (20) days before any distribution is to be made from the SPV, his, her or its taxpayer identification number (e.g., social security number or employer identification number) under penalties of perjury and has or will attest that the Internal Revenue Service has not notified the Investor that he, she or it is subject to backup withholding.

3. **The Manager Has The Right To Reject Any Subscription, In Whole Or In Part.**

   3.1. The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), nor will it make a public offering of its securities within the United States.

   3.2. The Investor understands that the value of all investments in any SPV made through individual retirement accounts ("**IRAs**") must be less than 25% of the value of the SPV's assets.

   3.3. If the Investor is investing in a SPV through an employee benefit plan of any kind, including an individual retirement account (the "**Plan**"), and an individual or entity (the "**Fiduciary**") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

      i. The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Fund is consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this section 3.3. all representations, covenants and agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

      ii. The execution and delivery of this Subscription Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and (B) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

      iii. The Fiduciary acknowledges that the assets of the Fund will be invested in accordance with the Company Information related to that Fund.

      iv. The Plan's purchase and holding of an Interest will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Internal Revenue Code (the "**Code**"), or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. None of the Wefunder entities nor any of their affiliates, agents, or employees: (A) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase an Interest, (B) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (C) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

      v. The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

      vi. The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Investor may be prohibited from purchasing or acquiring an Interest or may be required to redeem its Interest or a portion thereof.

   3.4. The Investor acknowledges that the SPV and any Administrator, on the SPV's behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

4. **The Correctness And Accuracy Of All Information Provided By Investor To The LLC Or The SPV.**

   4.1. The Investor confirms that all information and documentation provided to the LLC, the SPV, and any Administrator, including, but not limited to, all information regarding the Investor's identity, taxpayer identification number, the source of the funds to be invested in the SPV, and the Investor's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete. Should any such information change or no longer be accurate, the Investor agrees and covenants that they will promptly notify the Wefunder Parties of such changes via the wefunder.com platform. The Investor agrees and covenants that he, she or it will maintain accurate and up-to-date contact information (including email and mailing address) on the wefunder.com platform and will promptly update such information in the event it changes or is no longer accurate.

   4.2. The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Subscription Agreement will be relied upon by the LLC, the SPV, and any Administrator in determining the Fund's compliance with federal and state securities laws, and shall survive the Investor's admission as a Member of the SPV.

   4.3. All information that the Investor has provided to the LLC, the SPV, and any Administrator concerning the knowledge and experience of financial, tax and business matters of the Investor is correct and complete.

5. **The Wefunder Parties' Right To Use Investor Information.**

5.1. The Investor agrees and consents to the Wefunder Parties, their delegates and their duly authorized agents and any of their respective related, associated or affiliated companies obtaining, holding, using, disclosing and processing the Investor's data:

    a. to facilitate the acceptance, management and administration of the Investor's subscription for an Interest on an on-going basis;

    b. for any other specific purposes where the Investor has given specific consent to do so;

    c. to carry out statistical analysis, market research, and tracking of investment performance over time;

    d. to comply with legal or regulatory requirements applicable to the SPV and any Administrator or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

    e. for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, any Administrator, any Lead Investor, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

    f. if the contents thereof are relevant to any issue in any action, suit or proceeding to which the LLC, the SPV, any Administrator, any Lead Investor, or their affiliates are a party or by which they are or may be bound;

    g. for other legitimate business of the LLC, the SPV, any Administrator, or any Lead Investor.

5.2. The Investor acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the SPV or any Administrator (in the sole judgment of the SPV and/or any Administrator) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal) or otherwise.

5.3. The Investor agrees and consents to disclosure by the LLC, the SPV and any of their agents, including any Administrator or any Lead Investor, to relevant third parties of information pertaining to the Investor in respect of disclosure and compliance policies or information requests related thereto. Without limiting the generality of the foregoing, the Investor agrees that information about the Investor may be provided to the Company in whose securities a SPV will or proposes to invest.

5.4. The Investor authorizes the LLC, the SPV, any Administrator, and each SPV service provider to disclose the Investor's nonpublic personal information to comply with regulatory and contractual requirements applicable to the SPV and its investments. Any such disclosure shall be permitted notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's nonpublic personal information.

6. **Key Risk Factors**

6.1. The Investor understands that investment in a SPV may involve a complete loss of the Investor's investment. In this regard, the Investor understands that such venture investments involve a high degree of risk, and that many or most venture company investments lose money. An Investor may ultimately receive cash, securities, or a combination of cash and securities (and in many cases nothing at all). If the Investor receives securities, the securities may not be publicly traded, and may not have any significant value.

6.2. The Investor understands and agrees that the Interests are subject to restrictions on transfer and cannot be redeemed. Instead, an Investor typically must hold his or her Interest in a SPV until the SPV has sold or otherwise disposed of its investments and the SPV distributes its investments to the investors in the SPV (a "**Liquidation Event**"). An Investor typically will not receive any distributions until such a Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur for many years. The Investor must therefore bear the economic risk of holding their investment for an indefinite period of time.

6.3. The Investor understands and agrees that the Interests: (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore an Interest cannot be resold, pledged, assigned or otherwise disposed of unless it is so registered or an exemption from registration is available; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

6.4. The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom income," which could require them to pay taxes on their investment in a SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

6.5. The Investor understands and agrees that the SPV was formed by and is operated by Wefunder Admin, LLC on behalf of the Company. Investors will have no right to manage or influence the management of any SPV or of the LLC.

6.6. The Investor understands the Issuer may be required to pay an administrative fee for maintenance and operation of the SPV. Failure of the Issuer to pay such a fee could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. The Investor understands that dissolution of the SPV pursuant to an SPV Dissolution Event could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation. Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Issuer that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

6.7. The Investor understands and agrees that the Company may appoint a Lead Investor and that, if appointed, pursuant to a power of attorney granted by the Investor in the Investor Agreement, the Lead Investor will exercise voting authority on behalf of the Investor with respect to the SPV securities the Investor owns.

6.8. The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that each Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by that Company (including through a SPV), and that the Wefunder Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

6.9. The Investor understands that any privacy statements, reports or other communications regarding the SPV and the Investor's investment in the SPV (including annual and other updates, and tax documents) will be delivered via electronic means, including through wefunder.com. The Investor hereby consents to electronic delivery as described in the preceding sentence. In so consenting, the Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Wefunder Parties may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Wefunder Party gives any warranties in relation to these matters.

6.10. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number under penalties of perjury, and attest that the Investor has not been notified by the Internal Revenue Service that he, she or it is subject to backup withholding, the SPV will be required to withhold from any proceeds otherwise payable to the Investor an amount necessary to satisfy the SPV's backup withholding obligations.

6.11. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number to the SPV, the SPV will withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations with respect to such amount. The SPV may also withhold any other amounts representing the SPV's reasonable estimation of penalties that may be charged by the Internal Revenue Service or any other taxing authority as a result of the Investor's failure to provide a valid taxpayer identification number.

6.12. The Investor understands that the Issuer may be required to pay to Wefunder certain fees for the rendering of tax services and may be required to furnish Wefunder with certain tax documents in connection with these services. These obligations are specified in the Tax Services Agreement ("TSA"), where applicable. The Investor further understands and agrees that failure by the Issuer to pay such fees or failure to deliver required tax documents in the manner prescribed in the TSA, may each constitute an SPV Dissolution Event, the consequences of which are detailed in Section 6.6.

7. **Compliance With Anti-Money Laundering Laws.**

   7.1. The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

   7.2. The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the SPV, any Administrator, or any Lead Investor from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

   7.3. The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "**Prohibited Persons**"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

   7.4. To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

   7.5. The Investor acknowledges and agrees that the SPV or any Administrator may "freeze the account" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

   7.6. The Investor acknowledges and agrees that the SPV and/or any Administrator, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV or any Administrator or their agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the LLC, the SPV, and any Administrator are prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

   7.7. The Investor agrees that, upon the request of the LLC, the SPV, or any Administrator, it will provide such information as the LLC, the SPV, or any Administrator requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about the Investor

8. **Regulatory Provisions**

   8.1. The Investor understands that no federal or state agency has passed upon the Interests or made any findings or determination as to the fairness of this investment.

   8.2. The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) and/or the taxpayer identification provided to the SPV is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

   8.3. The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the "**Code**") or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

   8.4. The Investor consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the SPV electronically via email, the Internet and/or another electronic reporting medium in lieu of paper copies. The Investor agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the Internal Revenue Service. The Investor may request a paper copy of the Investor's Schedule K-1 by contacting Wefunder Inc. at support@wefunder.com or such other email address as specified on the wefunder.com platform. Requesting a paper copy will not constitute a withdrawal of the Investor's consent to receive reports or other communications, including Schedule K-1, electronically. The Investor may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to support@wefunder.com or such other email address as specified on the wefunder.com platform. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the SPV will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect. The SPV will cease providing information electronically upon termination of the SPV. Notwithstanding the Investor's consent to receive materials electronically, the Investor still may be required to print and attach its Schedule K-1 to a federal, state or local tax return.

9. **Miscellaneous Provisions**

9.1. **Indemnification**

    9.1.1. The Investor agrees to indemnify and hold harmless the LLC, the SPV, any Administrator, any Lead Investor, or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act, and their respective officers, directors, partners, members, shareholders, owners, employees and agents (collectively, the "**Indemnified Parties**") against any and all loss, liability, claim, damage and expense whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon (i) any false representation or warranty made by the Investor, or breach or failure by the Investor to comply with any covenant or agreement made by the Investor, in this Subscription Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction, or (ii) any action for securities law violations instituted by the Investor that is finally resolved by judgment against the Investor.

    9.1.2. The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Subscription Agreement or perform the obligations hereof.

    9.1.3. The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV or any Administrator computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Interest during the period from the Investor's acquisition of the Interest until the Investor's transfer of the Interest in accordance with this Agreement, the LLC Agreement, and Regulation Crowdfunding.

    9.1.4. If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

    9.1.5. The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

9.2. **Limitation of Liability.** The LLC is a Delaware "multi-series" limited liability company. As a multi-series limited liability company, the LLC may operate multiple series with the benefit of segregation of assets and liabilities among each of its series pursuant to the Delaware Limited Liability Company Act, as amended (the "**Delaware Act**"). Accordingly, the Investor hereby agrees that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a series (including the SPV) shall be enforceable against the assets of that series only and not against the LLC generally or the assets of any other series. In addition, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the LLC generally, or any particular series, shall be enforceable against the assets of any other series.

9.3. **Counsel.** The Investor understands that Morrison & Foerster LLP serves as legal counsel on certain matters to Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC and Wefunder Advisors, LLC and not to the SPV or any Investor by virtue of its investment in the SPV, and that no independent counsel has been retained to represent the SPV or Investors in the SPV. The Investor also understands that Morrison & Foerster LLP has not independently verified any factual assertions made in the Company Information or on the Wefunder website and is not responsible for the SPV's compliance with its investment program or applicable law.

9.4. **Power of Attorney.** The Investor hereby appoints each of the Company and Wefunder Admin, LLC as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

    9.4.1. a Certificate of Formation of the LLC and any amendments required under the Delaware Act

    9.4.2. the LLC Agreement and any duly adopted amendments;

    9.4.3. any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the LLC or the SPV (including a Certificate of Cancellation of the Certificate of Formation); and

    9.4.4. any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the LLC's or the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the LLC or the SPV or upon the liquidation or termination of the LLC or the SPV. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the LLC, the SPV, and any Administrator taken in good faith under this power of attorney.

9.5. **Confidentiality.**

9.5.1. The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or any Administrator and all other documents and information concerning the affairs of the SPV and/or the Fund's investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the "**Confidential Information**") that the Investor may receive pursuant to or in accordance with the use of the Wefunder website, an investment in one or more SPVs, or otherwise as a result of its ownership of an Interest in the SPV, constitute proprietary and confidential information about the SPV, any Administrator, and/or any Lead Investor (the "**Affected Parties**").

9.5.2. The Investor acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. The Investor further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Companies or their respective businesses. The Investor shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to-know basis to the Investor's legal, accounting or investment advisers, auditors and representatives (collectively, "**Advisers**"), except to the extent compelled to do so in accordance with applicable law (in which case the Investor shall promptly notify the SPV of the Investor's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by the Investor.

9.5.3. To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

9.5.4. The Investor agrees that the LLC, the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this Item 9.5, and that monetary damages would not be sufficient to compensate or make whole the LLC, the SPV, and the SPV services providers for any such breach. Accordingly the Investor agrees that the LLC, the SPV, and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

9.6. **Amendments.** Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged or terminated except with the written consent of the Investor and the Company on behalf of the relevant SPV. For the sake of clarity, the restriction on the Company in the preceding sentence applies solely to the form of this Subscription Agreement applicable to SPVs that have had a closing, and does not prevent the Company from changing the form and content of this Subscription Agreement for use in offerings of SPVs that have not had a closing.

9.7. **Assignability and Transferability.** This Subscription Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Interests in the SPV being acquired by Investor herein may only be transferred by Investor in compliance with Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Interests, Investor shall first give written notice to the Company and Wefunder Admin, LLC, including the number of Interests that Investor desires to transfer, the proposed price, the name and contact information of the proposed buyer, and any other information that the Company or Wefunder Admin, LLC may reasonably request. To the extent possible, such notice shall be provided through the Wefunder.com website. Any transfer of Interests shall be subject to execution by Investor and the proposed transferee of appropriate documentation, as may be required by the Company or Wefunder Admin, LLC, in their discretion. Investor further acknowledges that pursuant to the LLC Agreement, Wefunder Admin, LLC (as Series Manager of the SPV), may impose additional restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion.

9.8. **Repurchase**. In the event that the SPV or any Administrator determines that it is likely that within twelve (12) months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the Interests from each Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of Interests shall be for the greater of (i) the purchase price of the Interests, or (ii) the fair market value of the Interests, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of Wefunder Admin, LLC, as Series Manager of the SPV.

9.9. **Governing Law**; Consent to Jurisdiction. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware. Any action or proceeding brought by the SPV or any SPV service provider against one or more investors in the SPV relating in any way to this Subscription Agreement or the LLC Agreement may, and any action or proceeding brought by any other party against the SPV or any SPV service provider relating in any way to this Subscription Agreement or the Company Information shall, be brought and enforced in the state courts of the State of Delaware located in Wilmington or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the District of Delaware; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the State of Delaware located in Wilmington or in the courts of the United States located in the District of Delaware and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

9.10. **Severability**. If any provision of this Subscription Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable.

9.11. **Headings.** The headings in this Subscription Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

9.12. **General.** This Subscription Agreement shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of a SPV, and shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons.

[Remainder of page intentionally left blank. Signature page follows.]

The undersigned have executed this instrument as of the date first above written.

SPV

SimpleX Chat I EB, as series of Wefunder SPV, LLC
By: Wefunder Admin, LLC, its Manager

By: *Founder Signature*   Date:

Name: Nicholas Tommarello   Title: Chief Executive Officer

Investor

[INVESTOR NAME]

By: *Investor Signature*   Date:

CONTACT INFORMATION:

Name:

 Mailing Address:

City:

Country:

E-mail:

<u>TERMS APPENDIX FOR THE PURCHASE OF SimpleX Chat, Inc.</u>
<u>SECURITIES BY SimpleX Chat I EB, A SERIES OF WEFUNDER</u>
<u>SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY</u>

Type of Security: Future Equity

Terms $40M valuation cap

{ To view a copy of the contract, please see Appendix B, Investor Contracts of the Form C. The latest Form C or C/A filing be found here:
 https://www.sec.gov/cgi-bin/srch-edgar?text=%28FORM-TYPE%3DC%2FA+or+FORM-TYPE%3DC%29+and+CIK%3D0002140143&first=2016 }

Exhibit F

Testing the Waters Communications



simplexchat.typeform.com/crowdfunding

SIMPLEX

Thank you for your interest in SimpleX Chat crowdfunding!

Disclaimer: SimpleX Chat, Inc. is testing the waters for a possible Reg CF offering. We're not asking for or accepting any money right now, and we won't accept any if sent. We can't accept any offers to buy securities or take any payments until the official filing is done and it's live through a regulated platform. Our testing the waters and your possible indications of interest doesn't create any obligation or commitment of any kind.

Start

Takes 45 sec

github.com/simplex-chat/simplex-chat

README | Code of conduct | Contributing | AGPL-3.0 license | Security







⭐ Stars help SimpleX grow

SIMPLEX

Invest in SimpleX Chat.
Register now.

Disclaimer: SimpleX Chat, Inc. is testing the waters for a possible Reg CF offering. We're not asking for or accepting any money right now, and we won't accept any if sent. We can't accept any offers to buy securities or take any payments until the official filing is done and it's live through a regulated platform. Our testing the waters and your possible indications of interest doesn't create any obligation or commitment of any kind.

Invest in SimpleX Chat. Register now.

SimpleX - the first messaging platform that has no user identifiers of any kind - 100% private by design!

 **SIMPLEX**

Home   **Directory**   Guide ⌄   Reference ⌄   Blog

Donate

SimpleX Directory

Welcome to the selected users' communities that you can join via SimpleX Chat app.

SimpleX Directory is also available as a SimpleX chat bot.

Read about how to add your community.

🔍 crowdfunding

Active   New   All



SimpleX Crowdfunding News

#crowdfunding.testing

Register your interest: https://simplexchat.typeform.com/crowdfunding

We will publish updates about **SimpleX Chat crowdfunding** in this channel.

If you want to ask questions or share something with all channel followers, please send it via "Chat with admins".

Register your interest to participate in crowdfunding here: https://simplexchat.typeform.com/crowdfunding

Disclaimer: SimpleX Chat is testing the waters for a possible Reg CF offering. We're not asking for or accepting any money right now, and we won't accept any if sent. We can't accept any offers to buy securities or take any payments until the official filing is done and it's live through a regulated platform. Our testing the waters and your possible indications of interest doesn't create any obligation or commitment of any kind.

Link to join the channel SimpleX Crowdfunding News: SimpleX channel link (via smp10.simplex.im)

SimpleX Public Names — a Name Nobody Can Take From You

Published: Jul 22, 2026

You can now give your channel or business a test SimpleX name that people can remember. Test names are available from v7-beta[1].

Public names for channels and businesses — without user IDs


NAME

Before names, the only way to bring people to your channel or business on SimpleX Network was a link — but you cannot use a link in a podcast or a poster: nobody would remember it.

Every place where you could get a name so far belongs to someone else: Telegram can revoke your username, a registrar can suspend your domain.

So we designed SimpleX names for no one to own the registry — on the Ethereum blockchain. If you register `example.simplex`, people type `#example` to join your channel, or `@example.simplex` to message you. If a server operator deletes your link, you can point the name to a new one. Only you control the name with the key in your wallet[2].

And we did not add user identifiers to do it. Names are only for those who want to be found — channels, businesses, communities — and servers still cannot see who joined your channel or wrote to you.

We plan to launch `.simplex` names later this year, and to provide the first names to crowdfunding investors as perks.

How to register a name

To register a test name you need an Ethereum wallet, such as MetaMask, and your SimpleX address or channel link from the app.

Setting up a name takes two steps. On the SimpleX Name Service test webpage, search for the name you want — currently 6 characters or more — paste your address or channel link into the page, and complete the registration.

In the app, you need to claim the name for your channel or contact address — it prevents connecting to your channel or address via any other name. Open your SimpleX address or channel page, tap **Get SimpleX name**, enter the name, and tap Save.

See this guide for more details.


SIMPLEX
Connect
Your SimpleX name
acmecorp.testing

How to connect via names

Type the name into the search bar — `#example.testing` to join the channel, `@example.testing` to send direct messages. You can also send names in messages — they work as links.

Connecting via a name is private. Unlike most applications accessing the chain through a centralized RPC service, SimpleX Chat app resolves names via two independent servers of SimpleX Network, so that no server can see both the name and the user's IP address.

Read more about names in the whitepaper: their purpose, architecture, security model and planned future work.


ACME
Acme Corporation
Open new chat
Cancel
Connect to acmecorp.testing
acmecorp
Chats

Community Crowdfunding

To ensure the long term success of SimpleX Network we established SimpleX Network Consortium — an agreement between a non-profit foundation created for protocol licensing and governance and SimpleX Chat, Inc.

The commercial model for the network that we are building aims to make both our and other businesses on the network profitable. We recently presented the technology design for this commercial model at Web3 Summit.

The planned crowdfunding will fund this development. You can register your interest, and join the SimpleX Crowdfunding News channel for updates.

Disclaimer: SimpleX Chat, Inc. is testing the waters for a possible Reg CF offering. We're not asking for or accepting any money right now, and we won't accept any if sent. We can't accept any offers to buy securities or take any payments until the official filing is done and it's live through a regulated platform. Our testing the waters and your possible indications of interest doesn't create any obligation or commitment of any kind.

SimpleX Chat



simplex.chat   X in

SIMPLEX CHAT

The messaging network that can't identify you

EXCLUSIVE

Friends Invest First ❓

SOFT LAUNCH UNTIL AUG 15 @ 1:00 PM ET

14	20	25	36
DAY	HOUR	MIN	SEC

RESERVE

min $100

$ 0

RESERVE

🔖 FOLLOWING

INVESTMENT TERMS   ⌄

Future Equity

~~$45M~~ **$40M**   valuation cap

Early Bird Bonus: The first $450K of investments will be in a SAFE with a $40M valuation cap

🎁 **Investor Perks:** $500, $1K, $5K

OVERVIEW   POSTS   WHAT INVESTORS SAY   ASK A QUESTION

Highlights

1   430,000+ monthly active users without marketing

2   2.5M+ app downloads

3   20M+ messages per day

4    $650,000+ community donations

5   200+ community publications in 20+ languages

6   Built with $1.7M total investment

7   14x+ user growth at 2x early bird valuation

Featured Investors



Nick Rogers

Invested $30,000 ℹ️

Following

Co-invest

Syndicate Lead
Ex-CPTO at Stream, founder of Fieldwork.

"The ability to communicate via writing is the technology that separates us from every other species on this planet. It is the foundation of law, science, love letters, and revolution. Every human being alive deserves the ability to communicate privately with the people they care about. That right should not depend on trusting a corporation to hold your contacts and data responsibly. It should be architecturally guaranteed.

SimpleX is the only messaging protocol that assigns no identifier to ..."

Read More



Tadeas Kmenta
Invested $20,000 ℹ️

Follow

Co-founder of Flux (runonflux.com). Flux provides pre-configured infrastructure in SimpleX Chat app.



Bruce McCarthy
Invested $10,000 ℹ️

Follow



Jack Dorsey
Invested $1,000,000

Following

Co-invest

crunchbase.com



Asymmetric Capital Partners
Invested $250,000 ℹ️

Following

Co-invest

Rob Biedermann, Managing Partner

"We believe that SimpleX Chat network can grow into a de facto Internet standard for private and secure communications for both businesses and individual users, unifying instant and email-like messaging into a single product."

Team



Evgeny Poberezkin   Founder

Led engineering teams at the Dailymail.co.uk, at ThreadsStyling (WhatsApp Innovator), and Stream. Created top 20 open-source JavaScript library Ajv - 1.2B downloads/month. Led SimpleX from protocol design in 2020 to 400K MAU on $1.7M total investment.

poberezkin.com in X



Alain Brenzikofer   Cryptography and blockchain expert

- Co-founder of Integritee.network (shut down in November 2025) - SimpleX Community Credits whitepaper. - POC of Community Credits on Polkadot. - SimpleX Namespace about to launch.

in X



Bruce McCarthy   Product advisor

Author, speaker, advisor for growing tech companies

productculture.com in

Pitch Deck

The messaging network that can't identify you

No accounts, and no record of who you talk to.
430,000+ people found it without any marketing.

SimpleX Chat · Community round · July 2026



Memo

Every other network can identify users

For 150 years, all networks required user identifiers. From the telephone invented in the 19th century, to email services, social media, and messaging – using phone numbers, usernames, random IDs or public keys – to be reachable, you have to be identifiable.

Every other messenger knows who you talk to

User identification gives networks power over users to surveil their private life, to sell their data, and to revoke access. Even encrypted platforms see who you talk to, when, and where. Pseudonyms don't help – your contacts are a fingerprint.

And being identified puts your identity and data at risk of being used by criminals.

Every other platform can censor users without due process

Telegram blocked 44 million groups and channels in 2025 alone. YouTube creators lose channels and can't recover them even after winning in legal proceedings.

Every platform that distributes content at scale identifies both the publisher and the audience – giving platform owners the power to censor public speech.

Publishers and content creators build audiences on borrowed infrastructure. One policy change, and the audience that took years to build can be gone.

The root cause of these problems is user identification. The solution is not better policies or stronger encryption with the same architecture – it is a different architecture, without user IDs.

We invented and built SimpleX Network without user IDs

It uses no phone numbers, emails, or user accounts – to take power from the network and give it back to the users. The network runs on multiple independent operators – SimpleX Chat and Flux are preconfigured in the app, and anyone can run their own servers.

And we built a free SimpleX Chat app, for mobile and desktop, that uses SimpleX Network to connect to other users.

SimpleX Chat provides private messaging without any user IDs – it protects the users, because no one can see who they talk to. As one X user wrote: "As long as I don't invite anyone to a chat, nobody can find me – and that's the best part about it. That's how privacy works". And families tell us they use SimpleX Chat with their children, because they feel safe knowing no one can reach them.

SimpleX Chat also enables public groups and channels, where owners fully control them, and nobody can take their work, because only the users hold the keys.

Every conversation in SimpleX Chat has its own network address, removing the need for any user IDs on the network. There is no user data on the servers that could be breached or sold – all user data exists only on user devices.

SimpleX software is open-source and based on open protocols. It was audited by Trail of Bits in 2022, 2024, and 2026 (will be published soon).

430,000+ users joined on their own



Over 430K people use SimpleX Chat every month – up roughly 50% in the last six months – and all of them found it without any paid marketing. Among them are security and cryptography experts – the hardest users to win over.

200+ independent reviews, posts, and videos in 20+ languages (simplex.chat/links).

2.5 million people have downloaded the app.

Users send 20 million messages a day via pre-configured servers.

Users have donated over $650,000 (including the donation from Vitalik Buterin), paying for something they could use for free.

All of it was built on a total investment of just $1.7M.

SimpleX is a network, not just an app

Not only the people who use SimpleX primarily for private messaging, but also four other kinds of participants came to the network:

- Creators, with thousands of public groups and channels.

- Businesses: 20+ support customers over SimpleX.

- Developers: 18K+ GitHub stars, 1,000+ forks.

- Operators: ~1,000 servers run by volunteers at their own cost, plus Flux and StormyCloud.

Each user group makes the network more valuable to the rest – more users attract creators and businesses, creators attract servers and developers, more content and network utility attracts more users – driving organic growth.

Channels accelerate SimpleX Network growth

Messaging grows person-by-person: whole social graphs have to move together, which is slow against widely used networks, such as WhatsApp or Telegram. Channels accelerate it – one creator who brings a channel to SimpleX can bring thousands of subscribers, some of whom would then create their own channels.

Creators have started over 4,000 scalable channels in the two months since they shipped. 500+ public groups and channels are in the curated directory, 30% of them are active daily. Telegram channels tried to migrate in 2024/25, before SimpleX channels could scale. All that growth happened without in-app discovery of groups and channels – we are planning to release it this year, to further accelerate the growth.

Each channel can also be published on the open web – like simplex.chat/news. Search engines index these pages, and anyone can read them in a browser without installing the SimpleX Chat app, so a channel can reach more people than use the app, and some of them may install it.

Developers already bet on SimpleX success



Developers have already started building on SimpleX Network, with some projects defining themselves as SimpleX-first – they run all communications of their applications over the SimpleX Network. They built moderation, swap, and AI bots, bridges (Telegram/Matterbridge), a public server registry, and the OpenClaw plugin. To enable their work, we provide the JavaScript and Python libraries, a customer-support bot for businesses, and binaries to self-host servers.

In 2027, we are planning to release secure chat widgets and activities – to accelerate community innovation, by allowing custom UI for bots and services right in the conversation.

Why SimpleX cannot be copied

No other communication system combines participation privacy, sovereign ownership, infrastructure independence, and scalable one-to-many delivery:

	Telegram	Signal	Nostr	Matrix	SimpleX
Participants can't be identified	✗	✗	✗	✗	✓
Ownership can't be revoked	✗	✗	✓	✗	✓
Channel survives any server	✗	✗	✓	✗	✓
Scalable one-to-many delivery	✓	✗	✓	✓	✓

Of these networks, only SimpleX can protect participants' privacy, because it would require other networks to remove user identifiers – not adding a feature to an existing system but designing a different one. That is hard for three reasons, each stopping a different kind of competitor.

Technically. Other networks rely on user IDs to route messages between users. Signal, Session, Matrix, and Nostr cannot simply drop IDs – they would have to rebuild from scratch.

Economically. Large platforms monetize user identifiers: Telegram and Meta earn from ads and data, and that requires linking every action and connection to a single user ID. Removing IDs would destroy their revenue model. A large company is highly unlikely to do that.

Cold start. A new company could build a no-ID network from scratch. But a network needs users, creators, businesses, developers, and servers, all at the same time. A newcomer would have to achieve it from zero, while competing with the SimpleX Network.

Why now: three trends that may grow SimpleX

Growing surveillance of private life. Big centralized platforms are keen to scan private messages to train their AI models, supported by proposed laws. More people would move to use private messaging that keeps no record of who they talk to.

Accelerating deplatforming. More and more creators are removed from centralized platforms, without any due process. An audience built over years can disappear with one policy change. Affected or at risk content creators would use decentralized networks where they own their work.

AI agents acting for people. A growing number of AI agents are beginning to handle logins and money on behalf of people. If a platform controls an agent's identity, the platform can shut the agent down or turn it against the person it works for. User-controlled IDs are a basic security for the agentic Internet, not a preference.

All three trends require identity-free messaging. None of the existing networks can provide it.

Revenue plan: free for users, channels & businesses pay

Private messaging should remain free for the users – charging them for features would erode the trust that helps the network grow organically. Instead, we earn from the infrastructure and services that channels and businesses need. On average, users donated ~$1.24 each per year, which shows they are willing to pay before any paid features exist.

Public network names


testing-names.simplex.chat
SIMPLEX
Connect
Your SimpleX name
One name for your contact address and public channel
mynickname
mynickname.testing
Available
mynickname
Not Supported

Most users want to be reachable only by people they choose. But businesses, creators, and publishers need to be found, so they need a public name they control. Even with a public name, the network cannot see who they talk to.

SimpleX public names are globally unique names for a public channel or business, paid yearly and controlled by the owner's key, so no one can seize it. The public test is already released; sales are planned in 3–6 months. Pricing is based on name length. SimpleX Chat plans to earn approximately 80-90% of namespace revenue. At an average expected price of $50 a year (to be confirmed) for a name, 10,000 registered names would cover our current $360,000 annual operating cost.

If you invest $500+ in this community round, you would receive a name as a perk for 3, 5, or 10 years, depending on when you invest, when the names launch.

Business messaging


acme.corporation
ACME
Welcome to Acme Co.!
Need a gadget, gizr
overly complicated
your simple problem
at the right place!
Acme Co.
Need a gadget, gizmo, or overly complicated solution to your simple problem? You're at the right place!
Name or pseudonym..
Your message..
Powered by
SIMPLEX
Chat in the app
Download on the App Store
Talk to us privately
via SimpleX Network

We are developing a web widget that would add encrypted chat to any website with one line of code, allowing visitors to talk to the business in their browser

without installing anything. It is built for privacy-first businesses and business sectors where anonymity is legally required: whistleblowing, ethics, HR, security, legal, sensitive customers, sources, and tip lines.

20+ businesses use SimpleX Chat for support, and they would be the first customers. The proof-of-concept is done; planned in 6–9 months from closing the round, with an expected price of $20–100/month per business.

It grows the network as well. Someone who talks to a few businesses is already using SimpleX without having installed it, and a QR code scan would bring those conversations into the app.

Paid servers for big channels.

Large public channels that have grown beyond the free tier would pay for the servers that deliver their messages. The proof-of-concept is ready, planned within 12 months of closing the community round, with an expected price of $20–50/month, depending on the channel size. We plan that server operators would earn up to 65% of the revenue, several times their cost, and SimpleX Chat earns the rest.

An open network others can build on

The network is open, and it would help if other developers built their own apps on it – one app cannot reach every audience, and many apps may grow the network faster than we could alone. A bigger network may also bring more users and revenue for SimpleX Chat.

The SimpleX Network Consortium, an agreement between a non-profit SimpleX Network Foundation and SimpleX Chat, prevents any single company from controlling the network. The protocol and the right to use the SimpleX mark for the network are licensed to the foundation permanently, so that operators and users can trust that the network protocols and software remain available regardless of who owns the company.

SimpleX Chat business is protected too: the company owns the app, the brand, mobile application store distribution, preset relay infrastructure, and will retain its revenue share from the infrastructure payments, a position protected by its veto power over Consortium decisions.

The goal: the universal private transport layer

Channels are the first product we plan to monetize, and the revenue above is the first layer. The same network and protocol can deliver: private messages, public channels, businesses, and traffic between AI agents. The optional directory and payment system would create revenue for the server operators and SimpleX Chat.

AI agents are the next layer, and developers already build AI bots. The network does not distinguish between a person and an agent. Agents need exactly what SimpleX provides: an identity no platform controls, and communication no one can observe.

The same public names and payment system can be used by any service on the network, not only messaging or channels, so the revenue may grow with everything built on it.

Why this team wins

We have worked on publishing, messaging, protocol design, blockchains, and cryptography. We have built large-scale systems and open-source software that millions of systems and projects rely on.

We believe that what SimpleX Network achieved comes from listening to users' criticism. Unlike most technology startups, we announce our plans in advance, and change them before they become products, saving time and resources to get to product-market fit.

We are also fortunate to have great advisors. Some of them are: Moritz Angermann (IOHK, Haskell compiler core contributor), Bruce McCarthy (Product Culture founder), Tom Ritter (Tor, Mozilla, an expert in secure protocol design), and Nick Rogers (ex-CPTO of Stream, an expert in agentic products). Three of them invested in this round.

Use Of Funds

SimpleX Chat spends about $30,000 a month. We plan to use the proceeds of this round to launch revenue products and make the SimpleX Network sustainable, by growing the team and accelerating product development.

As funds become available, our priorities are:

1. Launch Revenue Products. Public names bought directly in the app, business messaging, and the payment system for big channels.

2. Build new products to grow the network.

- Features for content and community creators: publishing, moderation, in-app discovery.

- Interactive widgets and activities inside conversations, to enable community innovation and give users more value.

- Tools for server operators, to professionalize the network and add more servers.

3. Grow the team. Sales and marketing, operations, and engineering.

Become part of SimpleX Network

By investing in SimpleX Chat, you may benefit from the growth of the company and the network. You also help build the first network that protects private life because it has no user identifiers – a design decision that cannot be retrofitted into any existing network.

We are building a network that people own. Businesses, creators, and publishers keep the audiences and communities they build, and no company can take them away or unilaterally shut them down. All users can talk, read, and buy without being watched or tracked from one site to the next. None of this is new. Before the Internet, people's conversations were private, and the groups and audiences they built were their own, with no company in the middle. We lost that when we moved online, and we need it back – the future we set out in our network philosophy.

We're building the network to support that future. We invite you to become part of it.

Disclaimer

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being

solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Founders

Community Round

Private Round

Investor Warmup

Pricing

Case Studies

Verticals

Legal Primer

Founder Playbook

Syndicates & Funds

Syndicate

Fund

SPV

Learn

Charter & Impact Report

Careers

Knowledge Base

Blog

Press

Help Center

Platform

API & Agents

Invest

Explore

Vault

Wefunder means Wefunder Inc and its subsidiaries: Wefunder Advisors LLC, Capitalize Advisors LLC, and Wefunder Portal LLC. This page is hosted by Wefunder Portal LLC.

SimpleX Chat is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Important Disclosures   Terms   Privacy   Cookies

Exhibit G
Deal Page

SimpleX Chat


SIMPLEX

simplex.chat

SIMPLEX CHAT

The messaging network that can't identify you

EXCLUSIVE

Friends Invest First ?

SOFT LAUNCH UNTIL AUG 15 @ 1:00 PM ET

14	20	25	36
DAY	HOUR	MIN	SEC

RESERVE

min $100

$ 0

RESERVE

FOLLOWING



INVESTMENT TERMS   ⌄

Future Equity

~~$45M~~ **$40M**   valuation cap

Early Bird Bonus: The first $450K of investments will be in a SAFE with a $40M valuation cap

🎁 **Investor Perks:** $500, $1K, $5K

OVERVIEW   POSTS   WHAT INVESTORS SAY   ASK A QUESTION

Highlights

1	430,000+ monthly active users without marketing
2	2.5M+ app downloads
3	20M+ messages per day
4	$650,000+ community donations
5	200+ community publications in 20+ languages
6	Built with $1.7M total investment
7	14x+ user growth at 2x early bird valuation

Featured Investors



Nick Rogers
Invested $30,000 ⓘ

Following

Co-invest

Syndicate Lead
Ex-CPTO at Stream, founder of Fieldwork.

"The ability to communicate via writing is the technology that separates us from every other species on this planet. It is the foundation of law, science, love letters, and revolution. Every human being alive deserves the ability to communicate privately with the people they care about. That right should not depend on trusting a corporation to hold your contacts and data responsibly. It should be architecturally guaranteed.

SimpleX is the only messaging protocol that assigns no identifier to ..."

Read More



Tadeas Kmenta

Invested $20,000

Follow

Co-founder of Flux (runonflux.com). Flux provides pre-configured infrastructure in SimpleX Chat app.



Bruce McCarthy

Invested $10,000

Follow



Jack Dorsey

Invested $1,000,000

Following

Co-invest

crunchbase.com



Asymmetric Capital Partners

Invested $250,000

Following

Co-invest

Rob Biedermann, Managing Partner

"We believe that SimpleX Chat network can grow into a de facto Internet standard for private and secure communications for both businesses and individual users, unifying instant and email-like messaging into a single product."

Team



Evgeny Poberezkin Founder

Led engineering teams at the Dailymail.co.uk, at ThreadsStyling (WhatsApp Innovator), and Stream. Created top 20 open-source JavaScript library Ajv - 1.2B downloads/month. Led SimpleX from protocol design in 2020 to 400K MAU on $1.7M total investment.

poberezkin.com in X



Alain Brenzikofer Cryptography and blockchain expert

- Co-founder of Integritee.network (shut down in November 2025) - SimpleX Community Credits whitepaper. - POC of Community Credits on Polkadot. - SimpleX Namespace about to launch.

in X



Bruce McCarthy Product advisor

Author, speaker, advisor for growing tech companies

productculture.com in

Pitch Deck

The messaging network that can't identify you

No accounts, and no record of who you talk to.
430,000+ people found it without any marketing.

SimpleX Chat · Community round · July 2026



Memo

Every other network can identify users

For 150 years, all networks required user identifiers. From the telephone invented in the 19th century, to email services, social media, and messaging – using phone numbers, usernames, random IDs or public keys – to be reachable, you have to be identifiable.

Every other messenger knows who you talk to

User identification gives networks power over users to surveil their private life, to sell their data, and to revoke access. Even encrypted platforms see who you talk to, when, and where. Pseudonyms don't help – your contacts are a fingerprint.

And being identified puts your identity and data at risk of being used by criminals.

Every other platform can censor users without due process

Telegram blocked 44 million groups and channels in 2025 alone. YouTube creators lose channels and can't recover them even after winning in legal proceedings.

Every platform that distributes content at scale identifies both the publisher and the audience – giving platform owners the power to censor public speech.

Publishers and content creators build audiences on borrowed infrastructure. One policy change, and the audience that took years to build can be gone.

The root cause of these problems is user identification. The solution is not better policies or stronger encryption with the same architecture – it is a different architecture, without user IDs.

We invented and built SimpleX Network without user IDs

It uses no phone numbers, emails, or user accounts – to take power from the network and give it back to the users. The network runs on multiple independent operators – SimpleX Chat and Flux are preconfigured in the app, and anyone can run their own servers.

And we built a free SimpleX Chat app, for mobile and desktop, that uses SimpleX Network to connect to other users.

SimpleX Chat provides private messaging without any user IDs – it protects the users, because no one can see who they talk to. As one X user wrote: "As long as I don't invite anyone to a chat, nobody can find me – and that's the best part about it. That's how privacy works". And families tell us they use SimpleX Chat with their children, because they feel safe knowing no one can reach them.

SimpleX Chat also enables public groups and channels, where owners fully control them, and nobody can take their work, because only the users hold the keys.

Every conversation in SimpleX Chat has its own network address, removing the need for any user IDs on the network. There is no user data on the servers that could be breached or sold – all user data exists only on user devices.

SimpleX software is open-source and based on open protocols. It was audited by Trail of Bits in 2022, 2024, and 2026 (will be published soon).

430,000+ users joined on their own



Over 430K people use SimpleX Chat every month – up roughly 50% in the last six months – and all of them found it without any paid marketing. Among them are security and cryptography experts – the hardest users to win over.

200+ independent reviews, posts, and videos in 20+ languages (simplex.chat/links).

2.5 million people have downloaded the app.

Users send 20 million messages a day via pre-configured servers.

Users have donated over $650,000 (including the donation from Vitalik Buterin), paying for something they could use for free.

All of it was built on a total investment of just $1.7M.

SimpleX is a network, not just an app

Not only the people who use SimpleX primarily for private messaging, but also four other kinds of participants came to the network:

- Creators, with thousands of public groups and channels.

- Businesses: 20+ support customers over SimpleX.

- Developers: 18K+ GitHub stars, 1,000+ forks.

- Operators: ~1,000 servers run by volunteers at their own cost, plus Flux and StormyCloud.

Each user group makes the network more valuable to the rest – more users attract creators and businesses, creators attract servers and developers, more content and network utility attracts more users – driving organic growth.

Channels accelerate SimpleX Network growth

Messaging grows person-by-person: whole social graphs have to move together, which is slow against widely used networks, such as WhatsApp or Telegram. Channels accelerate it – one creator who brings a channel to SimpleX can bring thousands of subscribers, some of whom would then create their own channels.

Creators have started over 4,000 scalable channels in the two months since they shipped. 500+ public groups and channels are in the curated directory, 30% of them are active daily. Telegram channels tried to migrate in 2024/25, before SimpleX channels could scale. All that growth happened without in-app discovery of groups and channels – we are planning to release it this year, to further accelerate the growth.

Each channel can also be published on the open web – like simplex.chat/news. Search engines index these pages, and anyone can read them in a browser without installing the SimpleX Chat app, so a channel can reach more people than use the app, and some of them may install it.

Developers already bet on SimpleX success



Developers have already started building on SimpleX Network, with some projects defining themselves as SimpleX-first – they run all communications of their applications over the SimpleX Network. They built moderation, swap, and AI bots, bridges (Telegram/Matterbridge), a public server registry, and the OpenClaw plugin. To enable their work, we provide the JavaScript and Python libraries, a customer-support bot for businesses, and binaries to self-host servers.

In 2027, we are planning to release secure chat widgets and activities – to accelerate community innovation, by allowing custom UI for bots and services right in the conversation.

Why SimpleX cannot be copied

No other communication system combines participation privacy, sovereign ownership, infrastructure independence, and scalable one-to-many delivery:

	Telegram	Signal	Nostr	Matrix	SimpleX
Participants can't be identified	✗	✗	✗	✗	✓
Ownership can't be revoked	✗	✗	✓	✗	✓
Channel survives any server	✗	✗	✓	✗	✓
Scalable one-to-many delivery	✓	✗	✓	✓	✓

Of these networks, only SimpleX can protect participants' privacy, because it would require other networks to remove user identifiers – not adding a feature to an existing system but designing a different one. That is hard for three reasons, each stopping a different kind of competitor.

Technically. Other networks rely on user IDs to route messages between users. Signal, Session, Matrix, and Nostr cannot simply drop IDs – they would have to rebuild from scratch.

Economically. Large platforms monetize user identifiers: Telegram and Meta earn from ads and data, and that requires linking every action and connection to a single user ID. Removing IDs would destroy their revenue model. A large company is highly unlikely to do that.

Cold start. A new company could build a no-ID network from scratch. But a network needs users, creators, businesses, developers, and servers, all at the same time. A newcomer would have to achieve it from zero, while competing with the SimpleX Network.

Why now: three trends that may grow SimpleX

Growing surveillance of private life. Big centralized platforms are keen to scan private messages to train their AI models, supported by proposed laws. More people would move to use private messaging that keeps no record of who they talk to.

Accelerating deplatforming. More and more creators are removed from centralized platforms, without any due process. An audience built over years can disappear with one policy change. Affected or at risk content creators would use decentralized networks where they own their work.

AI agents acting for people. A growing number of AI agents are beginning to handle logins and money on behalf of people. If a platform controls an agent's identity, the platform can shut the agent down or turn it against the person it works for. User-controlled IDs are a basic security for the agentic Internet, not a preference.

All three trends require identity-free messaging. None of the existing networks can provide it.

Revenue plan: free for users, channels & businesses pay

Private messaging should remain free for the users – charging them for features would erode the trust that helps the network grow organically. Instead, we earn from the infrastructure and services that channels and businesses need. On average, users donated ~$1.24 each per year, which shows they are willing to pay before any paid features exist.

Public network names


testing-names.simplex.chat
SIMPLEX
Connect
Your SimpleX name
One name for your contact address and public channel
mynickname
mynickname.testing
Available
mynickname
Not Supported

Most users want to be reachable only by people they choose. But businesses, creators, and publishers need to be found, so they need a public name they control. Even with a public name, the network cannot see who they talk to.

SimpleX public names are globally unique names for a public channel or business, paid yearly and controlled by the owner's key, so no one can seize it. The public test is already released; sales are planned in 3–6 months. Pricing is based on name length. SimpleX Chat plans to earn approximately 80-90% of namespace revenue. At an average expected price of $50 a year (to be confirmed) for a name, 10,000 registered names would cover our current $360,000 annual operating cost.

If you invest $500+ in this community round, you would receive a name as a perk for 3, 5, or 10 years, depending on when you invest, when the names launch.

Business messaging


acme.corporation
ACME
Welcome to Acme Co.!
Need a gadget, gizr
overly complicated
your simple problen
at the right place!
Acme Co.
Need a gadget, gizmo, or overly complicated solution to your simple problem? You're at the right place!
Name or pseudonym..
Your message..
Powered by SIMPLEX
Chat in the app
Download on the App Store
Talk to us privately
via SimpleX Network

We are developing a web widget that would add encrypted chat to any website with one line of code, allowing visitors to talk to the business in their browser

without installing anything. It is built for privacy-first businesses and business sectors where anonymity is legally required: whistleblowing, ethics, HR, security, legal, sensitive customers, sources, and tip lines.

20+ businesses use SimpleX Chat for support, and they would be the first customers. The proof-of-concept is done; planned in 6–9 months from closing the round, with an expected price of $20–100/month per business.

It grows the network as well. Someone who talks to a few businesses is already using SimpleX without having installed it, and a QR code scan would bring those conversations into the app.

Paid servers for big channels.

Large public channels that have grown beyond the free tier would pay for the servers that deliver their messages. The proof-of-concept is ready, planned within 12 months of closing the community round, with an expected price of $20–50/month, depending on the channel size. We plan that server operators would earn up to 65% of the revenue, several times their cost, and SimpleX Chat earns the rest.

An open network others can build on

The network is open, and it would help if other developers built their own apps on it – one app cannot reach every audience, and many apps may grow the network faster than we could alone. A bigger network may also bring more users and revenue for SimpleX Chat.

The SimpleX Network Consortium, an agreement between a non-profit SimpleX Network Foundation and SimpleX Chat, prevents any single company from controlling the network. The protocol and the right to use the SimpleX mark for the network are licensed to the foundation permanently, so that operators and users can trust that the network protocols and software remain available regardless of who owns the company.

SimpleX Chat business is protected too: the company owns the app, the brand, mobile application store distribution, preset relay infrastructure, and will retain its revenue share from the infrastructure payments, a position protected by its veto power over Consortium decisions.

The goal: the universal private transport layer

Channels are the first product we plan to monetize, and the revenue above is the first layer. The same network and protocol can deliver: private messages, public channels, businesses, and traffic between AI agents. The optional directory and payment system would create revenue for the server operators and SimpleX Chat.

AI agents are the next layer, and developers already build AI bots. The network does not distinguish between a person and an agent. Agents need exactly what SimpleX provides: an identity no platform controls, and communication no one can observe.

The same public names and payment system can be used by any service on the network, not only messaging or channels, so the revenue may grow with everything built on it.

Why this team wins

We have worked on publishing, messaging, protocol design, blockchains, and cryptography. We have built large-scale systems and open-source software that millions of systems and projects rely on.

We believe that what SimpleX Network achieved comes from listening to users' criticism. Unlike most technology startups, we announce our plans in advance, and change them before they become products, saving time and resources to get to product-market fit.

We are also fortunate to have great advisors. Some of them are: Moritz Angermann (IOHK, Haskell compiler core contributor), Bruce McCarthy (Product Culture founder), Tom Ritter (Tor, Mozilla, an expert in secure protocol design), and Nick Rogers (ex-CPTO of Stream, an expert in agentic products). Three of them invested in this round.

Use Of Funds

SimpleX Chat spends about $30,000 a month. We plan to use the proceeds of this round to launch revenue products and make the SimpleX Network sustainable, by growing the team and accelerating product development.

As funds become available, our priorities are:

1. Launch Revenue Products. Public names bought directly in the app, business messaging, and the payment system for big channels.

2. Build new products to grow the network.

- Features for content and community creators: publishing, moderation, in-app discovery.

- Interactive widgets and activities inside conversations, to enable community innovation and give users more value.

- Tools for server operators, to professionalize the network and add more servers.

3. Grow the team. Sales and marketing, operations, and engineering.

Become part of SimpleX Network

By investing in SimpleX Chat, you may benefit from the growth of the company and the network. You also help build the first network that protects private life because it has no user identifiers – a design decision that cannot be retrofitted into any existing network.

We are building a network that people own. Businesses, creators, and publishers keep the audiences and communities they build, and no company can take them away or unilaterally shut them down. All users can talk, read, and buy without being watched or tracked from one site to the next. None of this is new. Before the Internet, people's conversations were private, and the groups and audiences they built were their own, with no company in the middle. We lost that when we moved online, and we need it back – the future we set out in our network philosophy.

We're building the network to support that future. We invite you to become part of it.

Disclaimer

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being

solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Founders

Community Round

Private Round

Investor Warmup

Pricing

Case Studies

Verticals

Legal Primer

Founder Playbook

Syndicates & Funds

Syndicate

Fund

SPV

Learn

Charter & Impact Report

Careers

Knowledge Base

Blog

Press

Help Center

Platform

API & Agents

Invest

Explore

Vault

Wefunder means Wefunder Inc and its subsidiaries: Wefunder Advisors LLC, Capitalize Advisors LLC, and Wefunder Portal LLC. This page is hosted by Wefunder Portal LLC.

SimpleX Chat is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Important Disclosures   Terms   Privacy   Cookies